      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 8, 1997

                                                      REGISTRATION NO. 333-16911
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 4
                                       TO
                                   FORM SB-2


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                            CASULL ARMS CORPORATION

                 (Name of Small Business Issuer in its Charter)

           DELAWARE                          3484                  83-0317822
  (State or jurisdiction of      (Primary Standard Industrial   (I.R.S. Employer
incorporation or organization)   Classification Code Number)     Identification
                                                                      No.)

                               456 FAIRVIEW ROAD
                                  PO BOX 1629
                              AFTON, WYOMING 83110
                                 (307) 886-0200
          (Address and telephone number of principal executive offices and principal place of business or intended principal place of business)

                               RICHARD J. CASULL
                            CHIEF EXECUTIVE OFFICER
                            CASULL ARMS CORPORATION
                               456 FAIRVIEW ROAD
                                  PO BOX 1629
                              AFTON, WYOMING 83110
                                 (307) 886-0200

           (Name, address and telephone number of agent for service)
                         ------------------------------

                        COPIES OF ALL COMMUNICATIONS TO:

         ALAN I. ANNEX, ESQ.                         ARTHUR DON, ESQ.
       WILLIAM N. HADDAD, ESQ.                  CHRISTINA E. WAHLIG, ESQ.
     Camhy Karlinsky & Stein LLP                    D'ANCONA & PFLAUM
    1740 Broadway, Sixteenth Floor               30 North LaSalle Street
    New York, New York 10019-4315                       Suite 2900
            (212) 977-6600                       Chicago, Illinois 60602
                                                      (312) 580-2000

                            ------------------------

    APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /_______
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /_______
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box. /X/
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                             (SEE FOLLOWING PAGE.)
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                 PROPOSED MAXIMUM    PROPOSED MAXIMUM      AMOUNT OF
          TITLE OF EACH CLASS OF                AMOUNT TO         OFFERING PRICE        AGGREGATE        REGISTRATION
       SECURITIES TO BE REGISTERED            BE REGISTERED        PER UNIT (1)     OFFERING PRICE (1)        FEE
Units, each consisting of
  1 share of Common Stock and
  1 Redeemable Common Stock
  Purchase Warrant........................      1,400,000             $6.10           $    8,540,000        $2,588
Common Stock issuable upon exercise of
  Redeemable
  Warrants................................      1,400,000             $6.00           $    8,400,000        $2,545
Placement Agent's Warrants(2).............       140,000              $.001           $          140          --
Common Stock issuable upon exercise of
  Placement Agent's Warrants(3)...........       140,000              $9.90           $    1,386,000         $420
Warrants issuable upon exercise of
  Placement Agent's Warrants(3)...........       140,000              $0.165          $       23,100          $7
Common Stock issuable upon exercise of
  warrants issuable upon exercise of
  Placement Agent's Warrants(3)...........       140,000              $9.60           $    1,344,000         $408
Total.....................................                                            $   19,693,240       $5,968(4)

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933 (the "Act").

(2) No registration fee required pursuant to Rule 457 under the Act.

(3) Pursuant to Rule 416 under the Act there are also being registered such additional securities as may become issuable pursuant to the antidilution provisions of the Redeemable Common Stock Purchase Warrants or the Placement Agent's Warrants.

(4) Previously paid.

                                     [LOGO]

              MINIMUM OFFERING OF 400,000 AND MAXIMUM OFFERING OF
           1,400,000 SHARES OF COMMON STOCK PAR VALUE $0.01 PER SHARE
                 AND REDEEMABLE COMMON STOCK PURCHASE WARRANTS
    (AS UNITS, EACH CONSISTING OF ONE SHARE OF COMMON STOCK AND ONE WARRANT)

    This Prospectus relates to an offering (this "Offering") of shares of common stock, par value $0.01 per share ("Common Stock"), and Redeemable Common Stock Purchase Warrants (the "Warrants") initially as units, consisting of one share of Common Stock and one Warrant, of Casull Arms Corporation (the "Company"). Such shares of Common Stock and Warrants are sometimes hereinafter collectively referred to as the "Securities." The shares of Common Stock and the Warrants offered hereby may only be purchased in this Offering together as a unit, on the basis of one share of Common Stock and one Warrant, but are separately transferable immediately upon issuance. See "Description of Securities."
    This Offering is on a minimum basis of 400,000 shares of Common Stock and 400,000 Warrants (the "Minimum Offering") and a maximum basis of 1,400,000 shares of Common Stock and 1,400,000 Warrants (the "Maximum Offering"). The Common Stock and Warrants constituting the Minimum Offering are being offered on a "best efforts, all or none" basis and the remaining shares of Common Stock and Warrants are being offered on a "best efforts" basis.
    All funds received from subscribers for the Common Stock will be held in an escrow account for the benefit of the subscribers by Continental Stock Transfer and Trust Company (the "Escrow Agent") until a closing (a "Closing") of the Minimum Offering or earlier termination of the Offering. The Offering will expire on the earlier to occur of (i) 60 days from the date of this Prospectus, and (ii) the sale of all of the Common Stock being offered hereby, unless the Company and National Securities Corporation ("National") agree to extend the Offering for an additional 30-day period (the 'Termination Date"). In the event that subscriptions for the Minimum Offering are not received by the Termination Date, the Offering will terminate and all funds will be returned promptly by the Escrow Agent without interest and without any deduction therefrom. Pending each Closing, subscriptions to be accepted at such Closing may be revoked, provided that written notice of revocation is sent by certified or registered mail, return receipt requested, and is received by the Company or the Placement Agent, as applicable, at least two (2) business days prior to such Closing. Refunds shall then be promptly made without interest and without deduction. The Common Stock will be delivered promptly to subscribers after each respective Closing.
    Each Warrant entitles the registered holder thereof to purchase one share of Common Stock at an initial exercise price of $6.00 per share (100% of the initial public offering price per share of Common Stock), at any time over a forty-eight month period commencing on the first day of the thirteenth calendar month after the date of this Prospectus. The Warrant exercise price is subject to adjustment under certain circumstances. Commencing on the first day of the thirteenth calendar month after the date of this Prospectus, the Warrants are subject to redemption by the Company at $0.05 per Warrant on thirty (30) days' prior written notice to the warrantholders if the closing bid price of the Common Stock averages an amount equal to or in excess of $9.00 per share (150% of the initial public offering price per share of Common Stock), for any twenty
(20) trading days within a period of thirty (30) consecutive trading days ending on the fifth trading day prior to the notice of redemption. Unexercised Warrants expire on the fifth anniversary date of this Prospectus. See "Description of Securities."
    Prior to this Offering, there has been no public market for the Common Stock or the Warrants, and there is no assurance that any such market will develop or be maintained after the completion of this Offering or, if developed, that it will be sustained. After completion of this Offering, there will be no public market for the Securities as units. See Plan of Distribution for a description of the factors considered in determining the public offering price. The Company anticipates that the Common Stock and the Warrants will be quoted on the OTC Electronic Bulletin Board under the symbol CASU and CASUW, respectively.
THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE AND
       SUBSTANTIAL DILUTION. SEE "RISK FACTORS" BEGINNING AT PAGE 8 AND
          "DILUTION" AT PAGE 16. THESE ARE SPECULATIVE SECURITIES.
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
         STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
             ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                      TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.


                                                                    UNDERWRITING DISCOUNTS
                                             PRICE TO PUBLIC          AND COMMISSIONS(1)      PROCEEDS TO COMPANY(2)
Per Unit...............................           $6.10                     $0.61                     $5.49
  Per Share............................           $6.00                     $0.60                     $5.40
  Per Warrant..........................           $0.10                     $0.01                     $0.09
Total Minimum..........................         $2,440,000                 $244,000                 $2,196,000
Total Maximum..........................         $8,540,000                 $854,000                 $7,686,000


(1) Excludes (i) additional compensation payable to National Securities Corporation, (the "Placement Agent") in the form of a non-accountable expense allowance equal to 1.8% of the gross proceeds of this Offering, and
    (ii) the value of five-year warrants (the "Placement Agent's Warrants") to purchase up to an aggregate of 140,000 shares of Common Stock and/or 140,000 Warrants, at an exercise price of $9.90 per share (165% of the Price to Public of the Common Stock), and $0.165 per warrant (165% of the Price to Public of the Warrants), respectively, that will be sold to the Placement Agent at a nominal price. In addition, the Company has agreed to indemnify the Placement Agents against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $350,000 payable by the Company, excluding the non-accountable expense allowance payable to the Placement Agent.

    The shares of Common Stock are being offered exclusively through the Placement Agent, on a "best efforts" basis and on an all or none basis as to the Minimum Offering. The Placement Agent reserves the right to reject any order in whole or in part and to withdraw, cancel or modify this Offering without notice.

                        NATIONAL SECURITIES CORPORATION


                  THE DATE OF THIS PROSPECTUS IS MAY   , 1997.

                  [LOGO]

    The Company intends to furnish its stockholders with annual reports containing audited financial statements and such other periodic reports as the Company deems appropriate or as may be required by law.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK AND/OR THE WARRANTS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION".


    454 Casull is a registered trademark of Richard J. Casull, who has exclusively licensed the use of such trademark to Freedom Arms, Inc. until February 1, 1998 and on a non-exclusive basis thereafter. "Casull Arms" and the Company's bullet logo are trademarks of the Company. All other marks are trademarks of their respective owners.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS. EACH PROSPECTIVE INVESTOR IS URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY. SOLELY FOR THE PURPOSE OF CALCULATIONS IN THIS PROSPECTUS, THE NUMBER OF SHARES OF COMMON STOCK AND WARRANTS ASSUMED TO BE OFFERED FOR THE MINIMUM OFFERING AND THE MAXIMUM OFFERING IS 400,000 AND 1,400,000 SHARES OF COMMON STOCK AND WARRANTS, RESPECTIVELY. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS
PROSPECTUS: (I) EXCLUDES SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THE WARRANTS AND (II) EXCLUDES SECURITIES ISSUABLE UPON EXERCISE OF THE PLACEMENT AGENT'S WARRANTS. SEE "MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION."

                                  THE COMPANY

GENERAL

    Casull Arms Corporation (the "Company"), a development stage company, intends to design, manufacture and sell high quality firearms designed by Richard J. Casull ("Casull"), a nationally known firearms designer with more than 40 years of experience in the industry. The Company has entered into an exclusive licensing agreement (the "License Agreement") with Casull for the rights, with certain exceptions, to all of his present and future patents and other intellectual property, which rights will serve as the basis for the Company's products.

    The Company's firearms, most of which will be sold under the Casull trademark, will initially consist of 45 caliber, 32 caliber and 22 caliber single-action revolvers and the newly designed Casull Rifle and Cartridge System (the "Rifle") which will be manufactured in various calibers. The Company will seek to position the majority of its products at the high end of their respective markets because the Company believes that the expected superior power and accuracy of the Company's products will fill a perceived void in the firearms market for high quality firearms for use by gun enthusiasts and hunters. In addition, the Company intends to pursue potential sales to military and police organizations. The Company does not plan to manufacture any firearms included on the Bureau of Alcohol Tobacco and Firearms' list of assault weapons.

    The Company plans to construct a manufacturing facility which is expected to have an annual production capacity of 10,000 -- 12,000 units of firearms. The manufacturing facility is projected to begin operations within 18 months from commencement of construction and is expected to be fully operational within two years from the closing of this Offering. In addition to providing manufacturing space, the facility will likely contain a retail showroom and custom shop in which management plans to produce collectors editions and specially engraved firearms. The manufacturing facility's initial output will be sold domestically, although emphasis may also be placed on developing foreign markets.

    The Company intends to order production equipment which will be computer numerically controlled ("CNC") to ensure speed and repeatability of the manufacturing process. The CNC milling centers, CNC lathes, and CNC barrel forging machine are sophisticated machinery that will be installed by the manufacturer and will be operated by machinists who will be trained by the manufacturer.

    The Company was incorporated under the laws of the State of Delaware on July 23, 1996. It maintains its principal executive offices at 456 Fairview Road, P.O. Box 1629, Afton, Wyoming 83110 and its telephone number is 307-886-0200.

                                  THE OFFERING

Securities Offered..............  This Offering is on a minimum basis of 400,000 shares of
                                  Common Stock and 400,000 Warrants to purchase one share of
                                  Common Stock per Warrant and a maximum basis of 1,400,000
                                  shares of Common Stock and 1,400,000 Warrants to purchase
                                  one share of Common Stock. The Common Stock and Warrants
                                  are being offered hereby as units but will be separately
                                  tradeable immediately following this Offering. After
                                  completion of this Offering there will be no public market for the Securities as units.
Terms of Warrants...............  Each Warrant entitles the holder to purchase one share of
                                  Common Stock at an initial exercise price of $6.00 per
                                  share (100% of the initial public offering price per share of Common Stock). Commencing on the first day of the
                                  thirteenth month from the date of this Prospectus, the
                                  Warrants will be subject to redemption, subject to the
                                  prior written consent of the Placement Agent, at a price
                                  of $0.05 per Warrant upon written notice provided the
                                  average closing bid price of the Common Stock equals or
                                  exceeds $9.00 (150% of the initial public offering price
                                  per share of Common Stock) for any 20 trading days within
                                  a period of 30 consecutive trading days ending on the
                                  fifth trading day prior to the date of the notice of
                                  redemption. Unexercised Warrants expire on the fifth
                                  anniversary date of this Prospectus. See "Description of
                                  Securities."
Common Stock Outstanding Before
  this Offering(1)..............  1,707,083 shares of Common Stock.
Securities to be Outstanding
  After the Minimum
  Offering(1)(2)................  2,107,083 shares of Common Stock and 400,000 Warrants
Securities to be Outstanding
  After the Maximum
  Offering(1)(2)................  3,107,083 shares of Common Stock and 1,400,000 Warrants.
Certain Terms...................  The Minimum Offering is being offered by the Placement
                                  Agent on a "best efforts, all or none" basis and the
                                  remaining shares of Common Stock are being offered on a
                                  "best efforts" basis, until the earlier of (i) 60 days
                                  after the date of this Prospectus and (ii) the sale of all the Common Stock being offered hereby, unless the Company
                                  and the Placement Agent agree to extend this Offering for
                                  an additional 30-day period.

------------------------

(1) Includes 1,133,333 shares of Redeemable Common Stock which are subject to redemption (the "Redeemable Common Stock") if an offering of at least $5,000,000 is not consummated by May 31, 1997. (See "Description of Securities--Common Stock"). Excludes 300,000 shares of Common Stock reserved for issuance upon exercise of options available for future grant under the Company's Stock Option Plan (the "Stock Option Plan"). See
    "Management--Stock Option Plan."

(2) Does not include up to (i) 1,400,000 shares of Common Stock issuable upon exercise of the Warrants sold in this Offering, (ii) 140,000 shares of Common Stock issuable upon exercise of the Placement Agent's Warrants, (iii) Warrants to purchase 140,000 shares of Common stock issuable upon exercise of the Placement Agent's Warrants and (iv) 140,000 shares of Common Stock issuable upon exercise of the Warrants underlying the Placement Agent's Warrants assuming the sale of the Maximum Offering. The Placement Agent will be issued one (1) Placement Agent's Warrant for every ten (10) shares of Common Stock and ten (10) Warrants sold in connection with this Offering.

Proposed OTC Electronic Bullen-
  tin Board Symbols.............  Common Stock: CASU
                                  Redeemable Warrants: CASUW

Use of Proceeds.................  For purchase of land; construction of manufacturing plant;
                                  and acquisition of machinery and equipment. See "Use of
                                  Proceeds."

Risk Factors and Dilution.......  The purchase of the Securities offered hereby involves a high degree of risk and immediate and substantial
                                  dilution. Prospective investors should review carefully
                                  and consider the information set forth under "Risk
                                  Factors" and "Dilution."

    THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY INVESTORS WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS."

                         SUMMARY FINANCIAL INFORMATION

    The summary financial information set forth below is derived from and should be read in conjunction with the financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                                                           FOR THE PERIOD
                                                                           JULY 23, 1996
                                                                      (DATE OF INCORPORATION)
                                                                        THROUGH FEBRUARY 28,
                                                                              1997(1)
                                                                      ------------------------
                                                                               ACTUAL
                                                                      ------------------------
STATEMENT OF OPERATIONS DATA
Revenues............................................................           $   --
General and administrative expenses.................................         (204,764)
Net loss............................................................         (173,731)
Net loss per common share...........................................          $  (.11)
Weighted average number of common shares outstanding(2).............         1,542,288

                                                       FEBRUARY 28, 1997(1)
                                     ---------------------------------------------------------
                                                     AS ADJUSTED FOR       AS ADJUSTED(4)(5)
                                        ACTUAL     MINIMUM OFFERING(3)   FOR MAXIMUM OFFERING
                                     ------------  --------------------  ---------------------
BALANCE SHEET DATA
Working capital....................  $     (6,537)     $  1,766,263         $    10,233,263
Total assets.......................     3,592,966         5,235,585              10,300,085
Total liabilities..................       309,322           309,322                  66,822
Redeemable Common Stock............     3,400,000         3,400,000                      --
Stockholders' equity (deficit).....      (116,356)        1,526,263              10,233,263

------------------------

(1) The Company plans to adopt a fiscal year which begins on July 1 and ends on June 30.

(2) See note 2 to the Company's financial statements.


(3) As adjusted to give effect to the issuance of the Minimum Securities offered hereby at an assumed initial offering price of $6.00 per share of Common Stock and $.10 per Warrant (after deducting estimated placement agent discounts and commissions and all other expenses of the Minimum Offering). Assumes no termination of the redemption feature of the Redeemable Common Stock as the proceeds of the Minimum Offering are assumed to be less than $5,000,000. If the Offering does not result in raising at least $5,000,000, the Company will need to receive a waiver of the $5,000,000 threshold from the Redeemable Common Stockholders, or the Redeemable Common Stockholders will have the right to sell their shares back to the Company for at least 90% of the amounts paid. Additionally, if the closing of the Offering does not occur on or before May 31, 1997, the Company will need to obtain waivers of the May 31, 1997 deadline from the Redeemable Common Stockholders, as the Redeemable Common Stockholders will have the right to sell their shares back to the Company for at least 90% of the amounts paid. There is no assurance that such waivers can be obtained. Assumes no exercise of the Placement Agent's Warrants. See "Plan of Distribution."


(4) As adjusted to give effect to the issuance of the Maximum Securities offered hereby at an assumed initial public offering price of $6.00 per share of Common Stock and $0.10 per Warrant (after deducting estimated placement agent discounts and commissions and all other expenses of the Maximum Offering). See "Use of Proceeds." Assumes no exercise of the Placement Agent's Warrants. See "Plan of Distribution."

(5) As adjusted to give effect to the removal of restrictions on cash and investments of $2,160,000 and $1,242,500, respectively, the repayment of a $242,500 liability to a director, and the termination of the redemption feature of the Redeemable Common Stock in conjunction with the issuance of the Maximum Securities offered hereby assuming the proceeds from the Maximum Offering exceed $5,000,000 and the Maximum Offering occurs on or before May 31, 1997. If the Closing of the Offering does not occur on or before May 31, 1997, the Company will need to obtain waivers of the May 31, 1997 deadline from the Redeemable Common Stockholders, or the Redeemable Common Stockholders will have the right to sell their shares back to the Company for at least 90% of the amounts paid. See the financial statements of the Company and notes thereto.

TO CALIFORNIA RESIDENTS ONLY:

    California residents can only purchase the Securities if they have a minimum gross income of $65,000 during the last tax year and expect to have (based on a good faith estimate) a minimum gross income of $65,000 during the current tax year and have a net worth (at fair market value but excluding home equity, home furnishings and automobile) of $100,000, or have a net worth of $250,000.

                                  RISK FACTORS

    AN INVESTMENT IN THE COMMON STOCK AND WARRANTS OFFERED HEREBY IS HIGHLY SPECULATIVE IN NATURE AND INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION. AN INVESTMENT SHOULD ONLY BE MADE BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT IN THE COMPANY. THEREFORE, EACH PROSPECTIVE INVESTOR SHOULD, PRIOR TO MAKING AN INVESTMENT, CONSIDER VERY CAREFULLY THE FOLLOWING RISK FACTORS, AS WELL AS OTHER INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS.

    ABSENCE OF OPERATING HISTORY; DEVELOPMENT STAGE ENTITY; GOING CONCERN OPINION. The Company is in the development stage and does not currently have facilities to manufacture firearms. There is no guarantee that the Company will be able to commence firearms manufacturing within its projected timetable or that its products will be readily accepted in the marketplace. None of the products discussed throughout this Prospectus have been manufactured in quantity and the discussion is based on the use of prototypes only. In the absence of an operating history, the Company remains vulnerable to a variety of business risks generally associated with young, rapidly growing companies. The likelihood of success of the Company must be considered in light of the problems, expenses, complications, and delays frequently encountered in connection with the development of new businesses. The Company does not expect to have revenues for at least approximately 18 months following the completion of this Offering.

    The report of Price Waterhouse LLP on the Company's financial statements included herein contains an explanatory paragraph stating that the Company's financial statements have been prepared assuming that the Company will continue as a going concern and that the Company's ability to commence operations is dependent on obtaining adequate financial resources through a contemplated public offering or other financing which raises substantial doubt about its ability to continue as a going concern.

    DEPENDENCE ON LICENSED PATENTS AND TRADEMARKS. The Company has entered into a License Agreement with Casull for rights to his present and future patents and other intellectual property, with the exception of (i) U.S. Pat. No. 5,048,216, generally referred to as the "barrel forcing cone bushing," (ii) the "454 Casull" trademark, registered in connection with ammunition, licensed exclusively to Freedom Arms Inc. until February 1, 1998 and licensed to Freedom Arms, Inc. on a non-exclusive basis thereafter, and (iii) a black powder mini-revolver manufactured by North American Arms. The Company's success will depend in part on its ability to obtain and enforce patent protection for its products, enforce patent rights which it presently licenses, and operate without infringing the property rights of others. The Company presently holds an exclusive license in three pending patent applications relating to the Company's business as described in this Prospectus. The Company also holds an exclusive license to eight utility patents relating to firearms and one design patent for a belt buckle. There can be no assurance that patent applications to which the Company holds rights will result in the issuance of patents, or that any issued patents will provide commercially significant protection to the Company's technology and products. In addition, there can be no assurance that others will not independently develop substantially equivalent proprietary information not covered by patents to which the Company holds rights or obtain access to the Company's know-how, or that others will not claim to have or will not be issued patents which may prevent the sale of one or more of the Company's products. The Company intends to apply for the trademark rights to the "Casull" name, in connection with the Company's products, but no assurance can be given that such trademark rights will be obtained.

    The Company will rely upon a combination of contractual arrangements and patent, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third-parties from whom the Company licenses intellectual property. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

    DEPENDENCE ON KEY PERSONNEL. The success of the Company is dependent on the efforts and abilities of Casull. If the Company were to lose the services of Casull before a qualified replacement could be obtained, its business could be materially and adversely affected. In such event, no assurance can be given that an adequate replacement could be obtained. The Company is in the process of obtaining a $3,000,000 key-man life insurance policy on Casull. No assurance can be given, however, that the Company will be able to obtain a key-man life insurance policy on acceptable terms.

    Casull can terminate the License Agreement if the Company fails to pay to Casull the royalties due him, or if the Company fails to keep or perform any other material provision thereof, or if the Company files for protection under federal or state bankruptcy laws, or is placed in the hands of a receiver or trustee in bankruptcy. The Company may cure such default within 60 days of the receipt of written notice from Casull. In the event the License Agreement is canceled by Casull with cause, the licenses granted to the Company under the License Agreement will terminate. See "Business--License Agreement with Casull."

    GOVERNMENTAL REGULATION. The Company will be subject to extensive federal, state, local and foreign firearms regulations. Among the federal firearms laws under which the Company will be regulated are THE GUN CONTROL ACT OF 1968 (the "GCA"), THE NATIONAL FIREARMS ACT (the "NFA"), THE ARMS EXPORT CONTROL ACT (the "AECA") and THE FEDERAL FIREARMS ACT (the "FFA"). The Company plans to be in compliance with all regulatory and licensing requirements of the GCA, NFA and FFA. The Company currently does not export any firearms, and thus is not subject to the requirements of AECA. However, the Company intends to apply for all licenses necessary to export firearms.

    The purchase of firearms is subject to federal, state, and local governmental regulations. The applicable federal laws are the GCA, NFA and FFA. These laws generally prohibit the private ownership of fully automatic weapons and place certain restrictions on the interstate sale of firearms unless certain licenses are obtained. The Company does not currently intend to manufacture fully automatic weapons, and is in the process of obtaining all necessary licenses under these federal laws. From time to time, congressional committees review proposed bills relating to the regulation of firearms. These proposed bills generally seek either to restrict or to ban the sale, and in some cases the ownership, of various types of firearms, or to impose a mandatory waiting period prior to their purchase. Several states and many local municipalities currently have laws in effect similar to the aforementioned legislation or other laws which have the effect of discouraging the sale of ownership of firearms.

    The Brady Law, mandating a nationwide 5-day waiting period prior to the purchase of a handgun, was signed into law in November 1993, and became effective February 28, 1994. The Company believes that, because its anticipated customers will be sportsmen, hunters, gun collectors, and law enforcement agencies, and since approximately 26 states already had enacted some form of a waiting period prior to purchase, the Brady Law will not have a significant effect on the Company's sales of firearms. The "Crime Bill" took effect on September 13, 1994, but the Company believes that none of its products will be banned as so-called "assault weapons" under the "Crime Bill". However, there can be no assurance that the regulation of firearms will not become more restrictive in the future and that any such restrictions would not have a material effect on the business of the Company.

    PROSPECT OF CIVIL LIABILITY; INADEQUATE INSURANCE COVERAGE. Personal injuries and property damage allegedly resulting from use of products that have been or may be developed and sold by the Company may expose the Company to potential liability from claims. The Company is not currently a defendant in any product liability or personal injury lawsuit; however, there can be no assurance that such claims will not arise in the future based on past, present or future services or products offered by the Company. The Company currently does not maintain liability insurance coverage. Prior to the Company producing any firearms the Company will attempt to obtain product liability insurance coverage. There can be no assurance that the Company will be able to obtain coverage on acceptable terms or that any such insurance will provide adequate coverage against any potential claims. Moreover, even if the Company maintains adequate insurance, any successful claims could materially and adversely affect the reputation and prospects of the Company.

    COMPETITION. The markets in which the Company operates are highly competitive. The Company believes that competition in the firearms industry is based primarily on quality, product innovation, product image, price and customer service and support. The Company's competitors will vary according to product line. Certain of these competitors will be subsidiaries of large corporations with substantially greater financial resources than those of the Company. The Company believes that it is not prevented from selling a gun which contains a 454 cartridge; however, the Company's ability to market such firearms may be hindered by its inability to use the "454 Casull" trademark until the expiration on February 1, 1998 of the exclusivity of the license granted by Casull to Freedom Arms, Inc. The mini-revolvers to be manufactured by the Company will compete against similar small firearms produced by North American Arms and other manufacturers. These mini-revolvers will be subject to the same high standard of quality to which the Company's other products will be subject. Most of the companies that compete for this segment of the market manufacture firearms that are sold at lower prices. The Company will manufacture the Rifle (chambered for the Casull cartridge) as well as rifles chambered for conventional cartridges. The rifles chambered for conventional cartridges will compete with rifles produced by larger manufacturers, such as Weatherby and Remington, and smaller manufacturers, such as Dakota Arms, and custom gunsmiths. There can be no assurance that additional competitors will not enter the markets in which the Company expects to compete.

    NEW PRODUCT INTRODUCTIONS. The Company's success is dependent upon its ability to design and deliver new products. As is typical with new products, demand for and market acceptance of new products introduced by the Company are subject to uncertainty. Achieving market acceptance for new products may require substantial marketing and other efforts and the expenditure of significant funds to create customer demand. There can be no assurance that the Company's efforts will be successful. In addition, the failure of new products to gain sufficient market acceptance could adversely affect the image of the Casull brand name and demand for other Casull products.

    RELIANCE ON CERTAIN SUPPLIERS AND DISTRIBUTORS. The Company expects to utilize various raw materials, including steel, lead, plastics and wood in the manufacture of its products for which the Company may rely on one or several suppliers. The Company does not expect to have long-term purchase contracts with any of these suppliers. Alternative sources, including foreign sources, exist for each of these materials from which the Company could obtain such raw materials. Nonetheless, the Company cannot give any assurance that supply relationships with alternative sources can be established or that such relationships could provide a timely and sufficient quantity or quality of materials. In addition, the Company may incur additional costs in sourcing raw materials from alternative suppliers.

    The Company plans to distribute its products primarily through firearms dealers. Federal law requires the licensing of firearms dealers. Because the Company will only be permitted by applicable law to make retail firearm sales to local Wyoming residents, the major method of distribution will be through entities that possess federal firearms licenses ("FFL"). FFLs are issued by the Bureau of Alcohol Tobacco and Firearms ("BATF"). The number of FFL holders has decreased substantially in the past four years. This decrease in FFL holders is believed to have been caused by an increase in licensing requirements by the BATF. If BATF licensing requirements are further restricted or other laws are enacted which otherwise hinder firearm sales, the number of FFL holders may decrease, thus decreasing the Company's ability to distribute its products.

    MANAGEMENT OF GROWTH AND ATTRACTION OF QUALIFIED PERSONNEL. The Company's business may grow significantly over the next several years. To enable such growth, the Company intends to add numerous new personnel in several areas. The Company is currently planning the construction of its principal facility and, if growth continues, the Company may need to further expand its facilities and enhance its related systems and operations. The Company may not succeed in attracting and retaining qualified personnel, particularly including management, marketing and other skilled personnel, to its principal facility in the small town of Afton, Wyoming. There can be no assurance that the Company will continue to grow or be effective in managing its future growth or expanding its facilities and operations. Any failure to manage growth, expand its operations or attract and retain qualified personnel could have a material adverse effect on the Company's business, operating results or financial condition.

    WARRANTS; FUTURE FINANCINGS. The holders of the Warrants will have the opportunity to profit from a rise in the price of the Common Stock. The existence of the Warrants may adversely affect the terms on which the Company can obtain additional equity financing in the future and the holders can be expected to exercise them when the Company would, in all likelihood, be able to obtain additional capital by offering additional shares of its unissued Common Stock on terms more favorable to the Company than the terms provided by these Warrants.

    POTENTIAL ADVERSE EFFECT OF REDEMPTION OF THE WARRANTS. The Warrants are redeemable by the Company at a price of $0.05 per Warrant commencing 13 months from the date of this Prospectus, provided that (i) 30 days prior written notice is given to the holders of the Warrants, and (ii) the closing bid price per share of the Common Stock for any 20 trading days within a period of 30 consecutive trading days, ending on the fifth day prior to the date of the notice of redemption, has been at least 150% of the initial public offering price per share of Common Stock. The holders of the Warrants will automatically forfeit their rights to purchase the shares of Common Stock issuable upon exercise of such Warrants unless their Warrants are exercised before they are redeemed. Notice of redemption of the Warrants could force the holders to exercise their Warrants and pay the exercise price at a time when it may be disadvantageous for them to do so, to sell the Warrants at the market price when they might otherwise wish to hold the Warrants, or to accept the redemption price which is likely to be substantially less than the market value of the Warrants at the time of redemption. See "Description of Securities--Redeemable Warrants."

    CURRENT PROSPECTUS AND STATE BLUE SKY REGISTRATION REQUIRED TO EXERCISE WARRANTS. Holders will have the right to exercise the Warrants and purchase shares of Common Stock only if a current prospectus relating to such shares is then in effect and only if the shares are qualified for sale under the securities laws of the applicable state or states, or there is an exemption from the applicable qualification requirements. The Company has undertaken and intends to file and keep effective and current a prospectus which will permit the purchase and sale of the Common Stock underlying the Warrants, but there can be no assurance that the Company will be able to do so. Although the Company intends to qualify for sale the shares of Common Stock underlying the Warrants in those states in which the Securities are to be offered, no assurance can be given that such qualification will occur. Holders of the Warrants may be deprived of any value if a prospectus covering the shares issuable upon the exercise thereof is not kept effective and current or if such underlying shares are not, or cannot be, registered in the applicable states. Although the Company does not presently intend to do so, the Company reserves the right to call the Warrants for redemption whether or not a current prospectus is in effect or such underlying shares are not, or cannot be, registered in the applicable states. See "Description of Securities--Redeemable Warrants."

NO PRIOR PUBLIC TRADING MARKET; LISTING ON OTC ELECTRONIC BULLETIN BOARD;
  ILLIQUIDITY OF TRADING MARKET

    Prior to this Offering, there has been no public trading market for the Common Stock or the Warrants and there can be no assurance that an active public market for the Securities will be developed or sustained after this Offering. The Common Stock and the Warrants will be quoted on the OTC Electronic Bulletin Board, an NASD sponsored and operated inter-dealer automated quotation system for equity securities not on NASDAQ, as well as in the NQB Pink Sheets published by National Quotation Bureau Incorporated. The OTC Electronic Bulletin Board was introduced two years ago as an alternative to "pink sheet" trading of over-the-counter securities. There can be no assurance that the OTC Electronic Bulletin Board will be recognized by the brokerage community as an acceptable alternative to quotation on NASDAQ or in the NQB Pink Sheets. In the absence of such recognition, the liquidity and stock price of the Securities in the secondary market may be adversely affected, and there can be no assurance that a public market for the Securities will develop or, if developed, that it will be sustained. In addition, depending on several factors including the future market price of the Common Stock or Warrants, the Securities could become subject to the so-called "penny stock" rules that impose additional sales practice and market-making requirements on broker-dealers who sell and/or make a market in such securities, which could affect the ability or willingness of broker-dealers to sell and/or make a market in the Securities and the ability of purchasers of the Securities to sell such Securities in the secondary market.

    LIMITS ON SECONDARY TRADING. Under the blue sky laws of most states, public sales of Common Stock and Warrants after this Offering by persons other than the Company in "non-issuer transactions" must either be qualified under applicable blue sky laws, or exempt from such qualification requirements. By virtue of conditions imposed by the Department of Corporations of the State of California as a condition of qualifying the offer and sale of the Securities in this Offering in California, purchasers of the Securities in this Offering in California must meet certain investor suitability standards and will not be able to resell Securities publicly (and there cannot be any public trading of the Common Stock and Warrants in California) for at least 90 days after the closing of this Offering. At that time, the Company intends to apply for an exemption permitting secondary trading, and if the exemption is granted, secondary trading in California may commence. Blue sky authorities in other states may impose other restrictions on the secondary trading of Common Stock and Warrants in those states. In many states, secondary trading of the Common Stock and Warrants will be permitted only by virtue of an exemption so long as information about the Company is published in a recognized manual such as manuals published by Moody's Investor Service or Standard & Poor's Corporation. The Company intends to apply for listing in a recognized manual and will attempt to be listed in a recognized manual as soon after the closing of this Offering as practicable. There will, however, be some period of time after the date of this Prospectus during which purchasers of the Securities will not be able to resell shares of Common Stock and Warrants in the states in which secondary trading is exempted by virtue of a recognized manual exemption.

    As a result of these or other restrictions that might be imposed, purchasers in this Offering, existing stockholders and future stockholders may be restricted or prohibited from selling the Common Stock or the Warrants in particular states as a result of applicable blue sky laws. Purchasers of the Securities should consult with their broker, counsel and other advisers to determine whether there are any resale restrictions on public resale of the Common Stock or the Warrants in the states in which they reside. These restrictions may have the effect of reducing the liquidity of the Common Stock or Warrants and could adversely affect the market price of the Common Stock or the Warrants.

    CONTROL BY CURRENT STOCKHOLDERS. If the Minimum Offering is completed, current stockholders will beneficially own 573,750 shares or 59% of the Common Stock outstanding. Of that number, Mr. Casull will beneficially own 71,875 shares or 12.5% of the Common Stock outstanding, and all officers and directors as a class will beneficially own 375,084 shares or 39% of the Common Stock outstanding. Such amounts and percentages do not include 1,133,333 shares of Redeemable Common Stock which shares are subject to redemption for at least 90% of the amount paid therefor by the holders of such shares if the Company does not raise at least $5 million of additional equity capital on or before May 31, 1997. As a result, these stockholders acting in concert will have the ability to elect or remove any or all of the Company's directors and to control substantially all corporate activities involving the Company, including tender offers, mergers, proxy contests and consolidations or other purchases of Common Stock that could give stockholders of the Company the opportunity to realize a premium over the then prevailing market price for their shares of Common Stock.


    FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING. The Company will only effect a closing of this Offering of less than $5,000,000 if the Company obtains a waiver of the $5,000,000 threshold from the Redeemable Common Stockholders. This waiver will authorize such closing as well as the release of the remaining proceeds from the private placement completed on October 21, 1996 (the "Private Placement"). However, in the event the Company does obtain such waiver and does close on the Minimum Offering the Company believes that the net proceeds from the Minimum Offering, together with the Company's existing resources, will satisfy its cash requirements for less than 12 months and the Company will then need to obtain additional funds. There can be no assurance that the Company will be able to obtain the necessary additional funds on acceptable terms. The Company believes that its existing resources, together with the estimated net proceeds of the Maximum Offering, will satisfy its cash requirements for the next 12 months. If the Company experiences unanticipated cash requirements during the next 12 months, however, and in any event thereafter, the Company may require substantial additional capital to fund its operations. The Company may seek such additional funding through public or private financing or collaborative or other arrangements with third parties. There can be no assurance that additional funds will be available on acceptable terms. If additional funds are raised by issuing equity securities, substantial dilution to existing shareholders, including purchasers of the Securities offered hereby, may result. If adequate funds are not available, the Company may be required to delay, scale back or eliminate one or more of its strategies, or to obtain funds through entering into arrangements with third parties that may require the Company to relinquish certain exclusive rights that the Company might not otherwise relinquish. See "Management's Discussion and Analysis or Plan of Operation."

    ANTI-TAKEOVER PROVISIONS. Certain provisions of the Company's Certificate of Incorporation and Bylaws, as well as the Delaware General Corporation law, could discourage a third party from attempting to acquire, or make it more difficult for a third party to acquire, control of the Company without approval of the Company's board of directors. Such provisions could also limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. Such provisions also could delay, deter, or prevent a merger, consolidation, proxy contest, tender offer, or other business combination or change of control involving the Company that some or a majority of the Company's stockholders might consider to be in their best interest, including offers or attempted takeovers that might otherwise result in such stockholders receiving a premium over the market price for the Common Stock.

    POSSIBLE VOLATILITY OF STOCK OR WARRANT PRICE. The stock market has, from time to time, experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market price of the Securities, like the stock prices of many publicly-traded companies, may prove to be highly volatile. Announcements of innovations or new commercial products by the Company or its competitors, developments or disputes concerning proprietary rights, regulatory developments in the United States or in foreign countries, as well as period-to-period fluctuations in financial results, among other factors, may have a significant impact on the market price of the Securities.

    ARBITRARY OFFERING PRICE OF THE SECURITIES AND EXERCISE PRICE OF THE WARRANTS. The offering price of the Securities and the exercise price of the Warrants are completely arbitrary and are not based upon the Company's assets, book value, cash flow, potential earnings or any other established criteria of value. The initial public offering price for the Securities and the exercise price of the Warrants were determined by negotiations between the Company and the Placement Agent, and should not be regarded as indicative of any future market price of the Common Stock or the Warrants. Among the factors considered in determining the initial public offering price were the history and prospects of the Company and the industry in which it will operate, the previous experience of the Company's executive officers and the general condition of the securities markets at the time of this Offering. See "Plan of Distribution". On October 21, 1996, the Company completed a private placement (the "Private Placement") and raised $3,400,000 from the sale of 1,133,333 shares of the Redeemable Common Stock. The Company agreed that it would not use more than 10% of the proceeds of the Private Placement to effect its business objectives unless it raises an additional $5 million of equity capital. The Company agreed that if it does not raise at least $5 million of additional equity capital on or before May 31, 1997, it will offer the Private Placement investors the right to sell their Common Stock back to the Company for at least 90% of the amount paid therefor.

    REPRESENTATIVE'S INFLUENCE ON THE MARKET. A significant amount of the Securities offered hereby may be sold to customers of the Placement Agent. Such customers may subsequently engage in transactions for the sale or purchase of such Securities through or with the Placement Agent. If it participates in the market, the Placement Agent may exert a dominating influence on the market, if one develops, for the Securities described in this Prospectus. Such market making activity may be discontinued at any time. The price and liquidity of the Common Stock and the Warrants may be significantly affected by the degree, if any, of the Representative's participation in such market. See "Description of Securities" and "Underwriting."

    SHARES ELIGIBLE FOR FUTURE SALES. Sales of shares of Common Stock by existing shareholders, or by holders of the Warrants, under Rule 144 of the Securities Act or otherwise could have an adverse effect on the trading price of the Common Stock or the Warrants. The Company has agreed with the Placement Agent to cause all holders of the shares of Common Stock outstanding prior to this Offering to execute lock-up agreements with the Placement Agent that restrict the sale or disposition of shares of Common Stock for 18 months from the date of this Prospectus without the prior written consent of the Placement Agent. The Placement Agent may consent to a waiver of this lock-up period without prior public notice. Subject to this lock-up restriction, of the 2,107,083 shares of Common Stock that will be outstanding in the event of the Minimum Offering or the 3,107,083 shares of Common Stock that will be outstanding after the Maximum Offering, the 1,400,000 shares of Common Stock sold in this Offering will be freely tradeable without restriction under the Securities Act, 573,750 shares will be eligible for sale under Rule 144 on August 7, 1997 and 1,133,333 shares will be eligible for sale under Rule 144 on October 21, 1997. See "Description of Securities" and "Shares Eligible for Future Sale."

    ABSENCE OF DIVIDENDS. The Company has not paid any dividends on its Common Stock and does not expect to do so in the foreseeable future.

    IMMEDIATE SUBSTANTIAL DILUTION. The purchasers of the Securities will incur immediate and substantial dilution of approximately $4.43 or approximately 74% per share of Common Stock in the as adjusted net tangible book value of each share of Common Stock from the Minimum Offering assuming no termination of the redemption feature of the Redeemable Common Stock. The purchasers of securities will incur immediate and substantial dilusion of approximately $2.71 or 45% in the as adjusted net tangible book value of each share of Common Stock from the Maximum Offering assuming termination of the redemption feature of the Redeemable Common Stock. See "Dilution."

    POSSIBLE ADVERSE EFFECTS OF AUTHORIZATION OF PREFERRED STOCK. The Company's Certificate of Incorporation provides that up to 1,000,000 shares of Preferred Stock may be issued by the Company from time to time in one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of Preferred Stock and to fix the number of shares of any series of Preferred Stock and the designation of any such series, without any vote or action by the Company's stockholders. The Board of Directors may authorize and issue Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the potential issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of the Common Stock. See "Description of Securities--Preferred Stock."

                                USE OF PROCEEDS

    The gross proceeds from the sale of the Securities offered hereby if the Minimum Offering is sold will be $2,440,000 and if the Maximum Offering is sold will be $8,540,000, and the net proceeds to be received by the Company from the sale of the Securities offered hereby, after deducting the Placement Agent's discounts and commissions and all other applicable expenses, are estimated to be between approximately $1,772,800 if the Minimum Offering is sold and approximately $7,079,800 if the Maximum Offering is sold. The Company currently anticipates applying such proceeds approximately as follows:

                                                                 MINIMUM OFFERING             MAXIMUM OFFERING
                                                            ---------------------------  ---------------------------
                                                                           APPROXIMATE                  APPROXIMATE
                                                            APPROXIMATE     PECENTAGE    APPROXIMATE    PERCENTAGE
                                                               DOLLAR        OF NET         DOLLAR        OF NET
APPLICATION OF PROCEEDS                                        AMOUNT       PROCEEDS        AMOUNT       PROCEEDS
----------------------------------------------------------  ------------  -------------  ------------  -------------
Purchase of Land..........................................  $    120,000          6.8%   $    120,000          1.7%
Construction of Manufacturing Plant.......................       800,000         45.1%        800,000         11.3%
Acquisition of Machinery & Equipment......................       852,800         48.1%      6,159,800         87.0%
                                                            ------------        -----    ------------        -----
Total.....................................................  $  1,772,800        100.0%   $  7,079,800        100.0%

    The above figures represent the Company's best estimate based upon its present plans and certain assumptions regarding general economic conditions and the Company's future revenues and expenditures. The Company, therefore, reserves the right to reallocate the net proceeds of this Offering among the various categories set forth above as it, in its sole discretion, deems necessary or advisable.

    Any additional net proceeds realized from the exercise of the Over-allotment Option or the Warrants will be added to the Company's working capital.


    The Company will only effect a closing of this Offering of less than $5,000,000 if the Company obtains a waiver of the $5,000,000 threshold from the Redeemable Common Stockholders. This waiver will authorize such closing as well as the release of the remaining proceeds of the Private Placement. However, in the event the Company does obtain such waiver and does close on the Minimum Offering, the Company believes that the net proceeds from the Minimum Offering, together with the Company's existing resources (i) will only be sufficient to purchase the machinery and equipment necessary to manufacture the major components of the Company's firearms products and (ii) will satisfy its cash requirements for less than 12 months and the Company will then need to obtain additional funds. In such event the Company intends to engage sub-contractors to manufacture the other necessary components of the Company's firearms products. There can be no assurance that the Company will be able to obtain the necessary additional funding on acceptable terms.

    The Company believes that the estimated net proceeds to be received by the Company from the Maximum Offering, together with funds from the Private Placement and from future operations, will be sufficient to meet the Company's working capital requirements for a period of at least 12 months following the date of this Prospectus. Thereafter, if the Company has insufficient funds for its needs, there can be no assurance that additional funds can be obtained on acceptable terms, if at all. If necessary funds are not available, the Company's business would be materially and adversely affected.

    Prior to expenditure, the net proceeds will be invested in short-term interest-bearing securities or money market funds.

                                DIVIDEND POLICY

    The Company currently anticipates that it will retain all available funds for use in its business. The Company's future dividend policy will depend upon the Company's earnings, capital requirements, financial condition and other relevant factors.

                                    DILUTION

    The Company had a deficit in net tangible book value of $(246,537) or $(.43) per share as of February 28, 1997, based upon 573,750 shares of Common stock outstanding. The deficit in net tangible book value per share is equal to the Company's total tangible assets less its liabilities divided by the total number of shares of its Common Stock outstanding prior to the Offering and termination of the redemption feature of the Redeemable Common Stock. After giving effect to the sale of 400,000 shares of Common Stock and 400,000 Warrants offered hereby in the Minimum Offering at an initial public offering price per share of $6.00 per share of Common Stock and $.10 per Warrant and no termination of the redemption feature of the Redeemable Common Stock, the as adjusted net tangible book value of the Common Stock as of February 28, 1997 (after deducting estimated placement agent discounts and commissions and all other expenses of the Minimum Offering) would have been $1,526,263 or $1.57 per share. This would represent an immediate increase in net tangible book value of $2.00 per share and an immediate dilution of $4.43 or 74%. After giving effect to the sale of 1,400,000 shares of Common Stock and 1,400,000 Warrants offered hereby in the Maximum Offering at an initial public offering price per share of $6.00 per share of Common Stock and $.10 per Warrant and termination of the redemption feature of the Redeemable Common Stock, the as adjusted net tangible book value of the Common Stock as of February 28, 1997 (after deducting estimated placement agent discounts and commissions and all other expenses of the Maximum Offering) would have been $10,233,263 or $3.29 per share (including a $.17 per share increase attributable to the termination of the redemption feature of the Redeemable Common Stock). This would represent an immediate increase in as adjusted net tangible book value of $3.72 per share and an immediate dilution of $2.71 or 45%. The following tables illustrate this dilution on a per share basis (assuming $.10 is attributed to the Warrants):

                                                                                                             MINIMUM
                                                                                                            OFFERING
Assumed initial offering price per share.....................................................               $    6.00
  Deficit in net tangible book value per share prior to the Minimum Offering(1)..............  $    (.43)
  Increase attributable to new investors.....................................................  $    2.00
As adjusted net tangible book value per share after the Minimum Offering and prior to the
  termination of the redemption feature of the Redeemable Common Stock(2)(3).................               $    1.57
                                                                                                                -----

As adjusted dilution per share to new investors..............................................               $    4.43
                                                                                                                -----
                                                                                                                -----

                                                                                                             MAXIMUM
                                                                                                            OFFERING
Assumed initial offering price per share.....................................................               $    6.00
  Deficit in net tangible book value per share prior to the Maximum Offering(1)..............  $    (.43)
  Increase attributable to new investors.....................................................  $    3.89
As adjusted net tangible book value per share after the Maximum Offering and prior to
  termination of the redemption feature of the Redeemable Common Stock(2)....................               $    3.46
                                                                                                                -----

As adjusted dilution per share to new investors prior to termination of the redemption
  feature of the Redeemable Common Stock.....................................................               $    2.54
Termination of the redemption feature of the Redeemable Common Stock(4)......................               $     .17
                                                                                                                -----

As adjusted dilution per share to new investors..............................................               $    2.71
                                                                                                                -----
                                                                                                                -----

    The following tables summarize the number of shares of Common Stock purchased, the percentage of total consideration paid, and the average price per share paid by the existing stockholders and the new investors in the Minimum and Maximum Offering made by this Prospectus. The Calculation below is based on an initial public offering price of $6.00 per share of Common Stock (before deducting placement agent discounts and commissions and all other estimated expenses of the offering payable by the Company).

                                                                                  MINIMUM OFFERING
                                                            ------------------------------------------------------------
                                                                                                               AVERAGE
                                                                                                              PRICE PER
                                                              SHARES PURCHASED       TOTAL CONSIDERATION        SHARE
                                                            ---------------------  ------------------------  -----------

                                                              NUMBER        %         NUMBER          %
                                                            ----------     ---     -------------     ---
Existing Stockholders(3)..................................     573,750         59% $      57,375          2%  $    0.10
New Investors.............................................     400,000         41%     2,400,000         98%  $    6.00
                                                            ----------        ---  -------------        ---       -----
                                                               973,750        100% $   2,457,375        100%

                                                                                  MAXIMUM OFFERING
                                                            ------------------------------------------------------------
                                                                                                               AVERAGE
                                                                                                              PRICE PER
                                                              SHARES PURCHASED       TOTAL CONSIDERATION        SHARE
                                                            ---------------------  ------------------------  -----------
                                                              NUMBER        %         NUMBER          %
                                                            ----------     ---     -------------     ---
Existing Stockholders(2)(4)(5)............................   1,707,083         55% $   3,457,375         29%  $    2.03
New Investors.............................................   1,400,000         45%     8,400,000         71%  $    6.00
                                                            ----------        ---  -------------        ---       -----
                                                             3,107,083        100% $  11,857,375        100%

------------------------

(1) Deficit in net tangible book value per share excludes deferred registration costs of $130,181. See the financial statements of the Company and the notes thereto.

(2) As adjusted net tangible book value per share after the Minimum Offering and Maximum Offering (after deducting estimated placement agent discounts and commissions and all other expenses of the Minimum Offering and Maximum Offering).

(3) Assumes no termination of the redemption feature of the Redeemable Common Stock as the proceeds of the Minimum Offering are assumed to be less than $5,000,000.

(4) Assumes termination of the redemption feature of the Redeemable Common Stock as the proceeds of the Maximum Offering are assumed to be in excess of $5,000,000 and the Maximum Offering is assumed to have occurred on or before May 31, 1997.

(5) Assumes that securities received in exchange for 333,333 shares of Common Stock at a subscribed price of $1,000,000 are sold for cash. The estimated fair market value of such securities on February 28, 1997 was $1,242,500.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of February 28, 1997 on an actual basis, and the capitalization on such date as adjusted to give effect to the issuance and sale of an assumed 400,000 shares of Common Stock and 400,000 Warrants in the Minimum Offering, and an assumed 1,400,000 shares of Common Stock and 1,400,000 Warrants in the Maximum Offering, respectively, by the Company (after deducting estimated placement agent discounts and commissions and all other expenses of the Minimum Offering and Maximum Offering, respectively), assuming an initial public offering price of $6.00 per share of Common Stock and $0.10 per Warrant:

                                                                                  FEBRUARY 28, 1997(1)
                                                                       -------------------------------------------
                                                                                      AS ADJUSTED     AS ADJUSTED
                                                                                      FOR MINIMUM     FOR MAXIMUM
                                                                          ACTUAL      OFFERING(2)    OFFERING(3)(4)
                                                                       ------------  --------------  -------------
Redeemable Common Stock, 1,133,333 shares of Common Stock designated with redemption feature issued and outstanding at February 28, 1997 and as adjusted for the Minimum Offering; none isued and
  outstanding, as adjusted for the Maximum Offering..................  $  3,400,000   $  3,400,000   $    --
Stockholders' Equity (Deficit):
  Preferred Stock, par value $0.01 share; 1,000,000 shares
    authorized, no shares issued and outstanding.....................       --             --             --
  Common Stock, par value $0.01 per share; 10,000,000 shares authorized; 573,750 shares (excluding 1,133,333 shares of
    Redeemable Common Stock) issued and outstanding actual; 973,750
    and 3,107,083 shares outstanding (as adjusted), respectively.....         5,738          9,738          31,071
  Additional paid-in capital.........................................        51,637      1,690,256      10,375,923
  Accumulated deficit................................................      (173,731)      (173,731)       (173,731)
                                                                       ------------  --------------  -------------
  Total stockholders' (deficit) equity...............................      (116,356)     1,526,263      10,233,263
                                                                       ------------  --------------  -------------
    Total capitalization.............................................  $  3,283,644   $  4,926,263   $  10,233,263
                                                                       ------------  --------------  -------------
                                                                       ------------  --------------  -------------

------------------------
(1) The Company plans to adopt a fiscal year which begins on July 1 and ends on June 30.


(2) As adjusted to give effect to the issuance of the Minimum Securities offered hereby at an assumed initial offering price of $6.00 per share of Common Stock and $.10 per Warrant (after deducting estimated placement agent discounts and commissions and all other expenses of the Minimum Offering). Assumes no termination of the redemption feature of the Redeemable Common Stock as the proceeds of the Minimum Offering are assumed to be less than $5,000,000. If the Offering does not result in raising at least $5,000,000, the Company will need to receive a waiver of the $5,000,000 threshold from the Redeemable Common Stockholders, or the Redeemable Common Stockholders will have the right to sell their shares back to the Company for at least 90% of the amounts paid. Additionally, if the closing of the Offering does not occur on or before May 31, 1997, the Company will need to obtain waivers of the May 31, 1997 deadline from the Redeemable Common Stockholders, or the Redeemable Common Stockholders will have the right to sell their shares back to the Company for at least 90% of the amounts paid. There is no assurance that such waivers can be obtained. Assumes no exercise of the Placement Agent's Warrants. See "Plan of Distribution."


(3) As adjusted to give effect to the issuance of the Maximum Securities offered hereby at an assumed initial public offering price of $6.00 per share of Common Stock and $0.10 per Warrant (after deducting estimated placement agent discounts and commissions and all other expenses of the Maximum Offering). See "Use of Proceeds." Assumes no exercise of the Placement Agent's Warrants. See "Plan of Distribution."

(4) As adjusted to give effect to the removal of restrictions on cash and investments of $2,160,000 and $1,242,500, respectively, the repayment of a $242,500 liability to a director, and the termination of the redemption feature of the Redeemable Common Stock in conjunction with the issuance of the Maximum Securities offered hereby assuming the proceeds from the Maximum Offering exceed $5,000,000 and the Maximum Offering occurs on or before May 31, 1997. If the Closing of the Offering does not occur on or before May 31, 1997, the Company will need to obtain waivers of the May 31, 1997 deadline from the Redeemable Common Stockholders, or the Redeemable Common Stockholders will have the right to sell their shares back to the Company for at least 90% of the amounts paid. See the financial statements of the Company and notes thereto.

                            SELECTED FINANCIAL DATA

    The selected financial data presented below for the Company's statement of operations for the period July 23, 1996, the Company's date of incorporation, through February 28, 1997, and the balance sheet as of February 28, 1997, are derived from the Company's financial statements audited by Price Waterhouse LLP which appear elsewhere in this Prospectus. The information set forth below should be read in conjunction with the Company's financial statements and the "Plan of Operations" included herein.

                                                                                           FOR THE PERIOD FROM
                                                                                              JULY 23, 1996
                                                                                         (DATE OF INCORPORATION)
                                                                                           THROUGH FEBRUARY 28,
                                                                                                 1997(1)
                                                                                        --------------------------
STATEMENTS OF OPERATIONS DATA
Revenues..............................................................................        $     --
Expenses:
  General and administrative expenses.................................................               204,764
Other income:
  Interest and dividend income........................................................                31,033
                                                                                                 -----------
Net loss..............................................................................        $     (173,731)
                                                                                                 -----------
                                                                                                 -----------
Net loss per common share.............................................................        $         (.11)
                                                                                                 -----------
                                                                                                 -----------
Weighted average number of common shares outstanding(2)...............................             1,542,288
                                                                                                 -----------
                                                                                                 -----------

                                                                          FEBRUARY 28, 1997(1)
                                                       ----------------------------------------------------------
                                                                       AS ASJUSTED FOR        AS ADJUSTED FOR
                                                          ACTUAL     MINIMUM OFFERING(3)   MAXIMUM OFFERING(4)(5)
                                                       ------------  --------------------  ----------------------
BALANCE SHEET DATA
Cash.................................................  $     52,285     $    1,825,085          $  9,292,085
Working capital......................................        (6,537)         1,766,263            10,233,263
Total assets.........................................     3,592,966          5,235,585            10,300,085
Total liabilities....................................       309,322            309,322                66,822
Redeemable Common Stock..............................     3,400,000          3,400,000               --
Stockholders' equity (deficit).......................      (116,356)         1,526,263            10,233,263

------------------------

(1) The Company plans to adopt a fiscal year which begins on July 1 and ends on June 30.

(2) See note 2 to the Company's financial statements.


(3) As adjusted to give effect to the issuance of the Minimum Securities offered hereby at an assumed initial offering price of $6.00 per share of Common Stock and $.10 per Warrant (after deducting estimated placement agent discounts and commissions and all other expenses of the Minimum Offering). Assumes no termination of the redemption feature of the Redeemable Common Stock as the proceeds of the Minimum Offering are assumed to be less than $5,000,000. If the Offering does not result in raising at least $5,000,000, the Company will need to receive a waiver of the $5,000,000 threshold from the Redeemable Common Stockholders, or the Redeemable Common Stockholders will have the right to sell their shares back to the Company for at least 90% of the amounts paid. Additionally, if the closing of the Offering does not occur on or before May 31, 1997, the Company will need to obtain waivers of the May 31, 1997 deadline from the Redeemable Common Stockholders, or the Redeemable Common Stockholders will have the right to sell their shares back to the Company for at least 90% of the amounts paid. There is no assurance that such waivers can be obtained. Assumes no exercise of the Placement Agent's Warrants. See "Plan of Distribution."


(4) As adjusted to give effect to the issuance of the Maximum Securities offered hereby at an assumed initial public offering price of $6.00 per share of Common Stock and $0.10 per Warrant (after deducting estimated placement agent discounts and commissions and all other expenses of the Maximum Offering). See "Use of Proceeds." Assumes no exercise of the Placement Agent's Warrants. See "Plan of Distribution."

(5) As adjusted to give effect to the removal of restrictions on cash and investments of $2,160,000 and $1,242,500, respectively, the repayment of a $242,500 liability to a director, and the termination of the redemption feature of the Redeemable Common Stock in conjunction with the issuance of the Maximum Securities offered hereby assuming the proceeds from the Maximum Offering exceed $5,000,000 and the Maximum Offering occurs on or before May 31, 1997. If the Closing of the Offering does not occur on or before May 31, 1997, the Company will need to obtain waivers of the May 31, 1997 deadline from the Redeemable Common Stockholders, or the Redeemable Common Stockholders will have the right to sell their shares back to the Company for at least 90% of the amounts paid. See the financial statements of the Company and notes thereto.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OR
                               PLAN OF OPERATION

OVERVIEW

    On July 23, 1996 the Company was created and on October 14, 1996 it acquired the rights to manufacture and sell high quality firearms designed by Casull. At that time, the Company began to assemble a management team and develop a strategic marketing plan focusing on the introduction of the Company's products to a variety of consumers. The Company anticipates distributing its products domestically through a network of wholesalers and retail dealers who have federal firearms licenses. On October 14, 1996, the Company entered into an exclusive license agreement with Casull for all of the rights, with certain exceptions, to his present and future patents and other intellectual property.

    The Company has several of its management team in place. The management team includes a Chief Executive Officer and President. It is anticipated that a Chief Financial Officer, Vice President of Sales, Vice President of Administration and Marketing and a Vice President of Manufacturing will be hired within 18 months of the date of this Prospectus. The Company's marketing plan was developed by an outside consultant and will be implemented by the President and Vice President of Sales.

    Although the Company is in the development stage and does not expect any revenues for 18 months, the Company believes there will be significant interest in the Company's prototypes.

PLAN OF OPERATION

    Since the Company was formed on July 23, 1996 it has focused primarily on raising capital, producing prototypes, hiring the management team, marketing its future products in industry trade magazines and preparing for the shooting, hunting, outdoor trade show and conference (the "SHOT" show) which will be held in January, 1997. The Company's cost for appearing at the SHOT show will be approximately $100,000.


    During the 18 months following this Offering, the Company expects to purchase land currently identified, construct a manufacturing facility, acquire and install machine tool equipment, tool the equipment for manufacturing, hire and train production employees and produce test products. The Company will only effect a closing of this Offering of less than $5,000,000 if the Company obtains a waiver of the $5,000,000 threshold from the Redeemable Common Stockholders. This waiver will authorize such closing as well as the release of the remaining proceeds from the Private Placement. However, in the event the Company does obtain such a waiver and does close on the Minimum Offering, the Company would modify its plans for the 18 months following this Offering such that it would purchase land currently identified, construct a manufacturing facility, acquire and install a more limited amount of machine test equipment, tool such equipment for manufacturing, employ sub-contractors to handle certain manufacturing, hire and train a more limited number of production employees while using such sub-contractors and produce a more limited number of test products. In either instance design and construction of the facility will begin as soon thereafter as possible.


    Once the Company has engaged a general contractor, the Company will focus upon the acquisition and tooling of appropriate machine tools. The Company has solicited proposals from several machine tool suppliers requesting recommendations for specific machine tools and suggesting manufacturing procedures best suited for the recommended equipment. Following the completion of this Offering, the Company will order a barrel forging machine which will produce hammer forged rifle and handgun barrels, CNC machining centers, CNC turning centers and CNC screw machines. These machines are the major pieces of equipment involved in the manufacturing process and allow for the longest lead time between order and delivery. From month 3 to month 6 additional manufacturing equipment will be ordered. Lead time between ordering and delivery is important to insure that equipment is delivered to avoid production delays. Equipment ordered as provided above will be ready for delivery beginning in the tenth month. Delivery, assembly and testing of the machine tools will take approximately two months.

    Beginning in month 2 after the date of this Prospectus, the Company will begin to hire employees and secure the management team previously described. The first employee to be hired will be a machinist who will assist Casull with research and development, assist in evaluating equipment and tooling, and assist in producing detailed working drawings of various firearm parts. Once hired, the Vice President of Manufacturing will be responsible for the manufacturing process. This person's responsibilities will include the scheduling of product flow and the planning of raw material acquisitions. Production workers will be hired as equipment is installed and becomes ready for operation. These individuals will receive on-the-job training from the machine tool representatives and their supervisors.

    Between month 6 and month 9 the Company will submit a proposal to Afton, Wyoming to obtain an economic development grant for job training. If obtained, this grant may reimburse up to $100,000 of expenses incurred by the Company for job training. There can be no assurances, however, that the Company will be able to attract and retain employees with the necessary skills. See "Risk Factors-- Management of Growth and Attraction of Qualified Personnel."

    Beginning in month 14 and proceeding through month 18, the Company will finish tooling the equipment and produce pre-production test firearms. These firearms will be subjected to rigorous performance testing and quality control. This procedure is necessary to insure quality firearms.

RESULTS OF OPERATIONS

    NET LOSS. The Company reported a net loss of $173,731 or $0.11 per common share for its initial period of operations from inception (July 23, 1996) to February 28, 1997. The loss is primarily the result of having no sales generated for that period as compared to costs and expenses incurred pertaining primarily to the organizational and developmental activities of the Company to date.

    REVENUES.  Revenues from July 23, 1996 through February 28, 1997 were $0.

    COSTS AND EXPENSES. Costs and expenses from July 23, 1996 through February 28, 1997 totalled $204,764.

LIQUIDITY AND CAPITAL RESOURCES


    Capital for the operations of the Company to date has been provided by sale of Common Stock to the founders of the Company and to purchasers in the Private Placement. On August 7, 1996, the Company sold 573,750 shares of Common Stock, at a purchase price of $0.10 per share, to 14 investors. These funds have been or will be used to fund the organizational activities of the Company.


    The Company raised $3,400,000 from the Private Placement with the sale of 1,133,333 shares of Common Stock. The Company agreed that it would not use more than 10% of the proceeds of the Private Placement to effect its business objectives unless it raises an additional $5 million of equity capital. The Company agreed with the purchasers of the Common Stock in the Private Placement that if it does not raise at least $5 million of additional equity capital on or before May 31, 1997 it will offer such purchasers the right to sell their Common Stock back to the Company for at least 90% of the amount paid therefor. Assuming the completion of this Offering, the Company expects to use the net proceeds of the Private Placement for working capital and general corporate purposes.

    The Company will only effect a closing of this Offering of less than $5,000,000 if the Company obtains a waiver of the $5,000,000 threshold or a waiver of the May 31, 1997 deadline from the Redeemable Common Stockholders; however, in the event the Company does obtain such waiver and does close on the Minimum Offering, the Company believes the net proceeds from the Minimum Offering, together with the Company's existing resources, will satisfy its cash requirements for less than 12 months and the Company will then need to obtain additional Funds. There can be no assurance that the Company will be able to obtain the necessary additional funding on acceptable terms.

    The Company believes that the estimated net proceeds to be received by the Company from this Offering, together with funds from the Private Placement and from future operations, will be sufficient to meet the Company's working capital requirements for a period of at least 12 months following the date of this Prospectus. Thereafter, if the Company has insufficient funds for its needs, there can be no assurance that additional funds can be obtained on acceptable terms, if at all.

                                    BUSINESS

GENERAL

    Casull Arms Corporation (the "Company"), a development stage company, intends to design, manufacture and sell high quality firearms designed by Richard J. Casull ("Casull"), a nationally known firearms designer with more than 40 years of experience in the industry. The Company has entered into an exclusive licensing agreement (the "License Agreement") with Casull for the rights, with certain exceptions, to all of his present and future patents and other intellectual property, which rights will serve as the basis for the Company's products.

    The Company's firearms, most of which will be sold under the Casull trademark, will initially consist of 45 caliber, 32 caliber and 22 caliber single-action revolvers and the newly designed Casull Rifle and Cartridge System (the "Rifle") which will be manufactured in various calibers. The Company will seek to position the majority of its products at the high end of their respective markets because the Company believes that the expected superior power and accuracy of the Company's products will fill a perceived void in the firearms market for high quality firearms for use by gun enthusiasts and hunters. In addition, the Company intends to pursue potential sales to military and police organizations. The Company does not plan to manufacture any firearms included on the Bureau of Alcohol Tobacco and Firearms' list of assault weapons.

    The Company plans to construct a manufacturing facility which is expected to have an annual production capacity of 10,000 -- 12,000 units of firearms. The manufacturing facility is projected to begin operations within 18 months from commencement of construction and is expected to be fully operational within two years from the closing of this Offering. In addition to providing manufacturing space, the facility will likely contain a retail showroom and custom shop in which management plans to produce collectors editions and specially engraved firearms in the custom shop. The manufacturing facility's initial output will be sold domestically, emphasis may also be placed on developing foreign markets.

    The Company intends to order production equipment which will be computer numerically controlled ("CNC") to ensure speed and repeatability of the manufacturing process. The CNC milling centers, CNC lathes and CNC barrel forging machine are sophisticated machines that will be installed by the manufacturer and will be operated by machinists who will be trained by the manufacturer.

INDUSTRY OVERVIEW

    According to a 1995 survey conducted by the National Sporting Goods Association, the U.S. market for the firearms and hunting industry was approximately $3.0 billion. A National Rifle Association study conducted in 1995 indicated that there were approximately 230 million firearms owned by approximately 60-65 million people. According to American Sports Data Incorporated, in 1994 approximately 20 million people participated in hunting, approximately 20 million participated in target shooting and approximately 5 million participated in trap and skeet shooting. The Bureau of Alcohol Tobacco and Firearms estimates that total U.S. production of firearms was approximately
5.2 million units in 1994.

    In May 1996, the Company commissioned the preparation of a marketing plan by Professor Michael Darling, a marketing professor at the Leonard Stern School of Business of New York University. This marketing plan included a situation analysis consisting of market data, consumer behavior information, retail structure and a detailed competitive analysis. The results of the situation analysis indicated the following: (i) the market for firearms in the United States is large and growing; (ii) shooting sports are popular, evidenced by the 20 million Americans who hunt and the 20 million who target shoot; (iii) market interest among women is growing; and (iv) gun owners typically own several guns.

    The markets for handguns and rifles and hunting-related products are large, mature markets that the Company believes have historically been relatively stable and have exhibited modest growth over the past three years. Although firearms may be used for decades with proper maintenance, the Company feels that the used firearms after-market has traditionally not undercut the new firearms market significantly. The reason for this is in part because of demand by collectors for used firearms and in part because of continuing demand for improved products. The Company believes that much of the demand in the new firearms market comes from repeat buyers who are motivated by new calibers and technological advancements.

    From 1985 to 1994 the U.S. production of rifles increased slightly while sales of revolvers decreased slightly. However, the U.S. production of semi-automatic pistols has increased substantially. In 1994 U.S. rifle production was approximately 1.3 million units and revolver production exceeded 550,000 units.

    The firearms industry has witnessed few innovative improvements in rifle design since the turn of the century. Different rifle features have been introduced, but, in general, cartridges, calibers, and mechanisms have remained unchanged. As a result, the Company believes that consumer interest in rifles have stagnated.

RICHARD J. CASULL

    Casull enjoys a reputation within the firearms industry as a talented and innovative firearms designer. In the Shootist Newsletter (May 1993), Alan Taylor, a noted firearms expert, describes Casull as "the [firearms] design genius of today". Casull has more than 40 years of experience in the firearms industry and has been featured in numerous articles in U.S. magazines and also in magazines published in Germany and Japan. For this reason Casull's reputation in the firearms industry will be beneficial to the Company.

    In the early 1950's Casull set out to build a high powered handgun. His experiments began with loading "hot" ammunition for the 45 long Colt. The pressures generated by these loads were generally too high for the quality of existing handguns. In 1957, Casull developed a handgun chambered for a 454 cartridge while attempting to engineer and design a revolver to exceed the strength requirements associated with the expected pressures. The strength and design of this revolver allowed Casull to experiment with triplex loads which generated over 50,000 pounds of pressure per square inch and still maintained a safety factor. With the energy and velocity generated by the 454 cartridge, Casull elevated the handgun to a level equal to high powered hunting rifles. A handgun chambered for a 454 cartridge is capable of taking all big game animals including "Africa's big five." The 454 Casull is currently produced by Freedom Arms, Inc. under an exclusive license from Casull.

    Casull also designed a mini-revolver that is accurate and easily fits into the palm of the hand. The mini-revolver is currently manufactured and sold by North American Arms. The Company expects to sell a mini-revolver of similar or better design.

LICENSE AGREEMENT WITH RICHARD J. CASULL

    On October 14, 1996, the Company entered into the License Agreement with Casull, the Company's Chief Executive Officer, whereby Casull granted to the Company the exclusive worldwide right to utilize any of the present or future intellectual property developed by Casull not already licensed under prior agreement. Products which other entities have the right to build include (i) a design for a revolver chambered in a 454 cartridge and manufactured by Freedom Arms and (ii) a black powder mini-revolver manufactured by North American Arms. All other Casull products will be available for the Company to manufacture on an exclusive basis. The License Agreement provides that the Company will pay Casull a salary of $100,000 per year and 5% of the Company's revenues from products utilizing the intellectual property or bearing the "Casull" name; provided that Casull will be paid a minimum annual royalty of $40,000 and a maximum annual royalty of $400,000 per calendar year. This fee is payable to Casull for the remainder of his life. The royalty payments due under the License Agreement will cease upon the death of Casull; however, if Casull's wife, Mrs. Geraldine Casull, should survive Casull, the royalty payments will continue until the earlier of ten years from the date the first royalty payment is made to Casull pursuant to the License Agreement or the death of Mrs. Casull. In the event that Casull's employment with the Company is terminated, the Company will cease payment of the salary to Casull; however, the minimum annual royalty and the maximum annual royalty will increase from $40,000 to $120,000 and from $400,000 to $500,000, respectively. Casull may terminate the License Agreement if the Company fails to pay to Casull the royalties due him, or if the Company fails to keep or perform any other material provision of the License Agreement, or if the Company files for protection under Federal or state bankruptcy laws, or is placed in the hands of a receiver or trustee in bankruptcy. The Company may cure such default within 60 days of the receipt of written notice from Casull. In the event the License Agreement is canceled by Casull with cause, the licenses granted to the Company under the License Agreement will terminate.

PRODUCTS

    The Company plans initially to manufacture four different types of firearm products in two industry categories: revolvers (large frame, small frame and mini-revolvers) and rifles. It is contemplated that these firearms will be made available in several styles based upon caliber, barrel length and other features.

REVOLVERS

    A revolver is a handgun which has a cylinder that holds the ammunition in a series of chambers which are successively aligned with the barrel of the gun during each firing cycle. A cartridge is the casing that holds the bullet and gun powder in place within the rifle.

    LARGE FRAME

    The Company expects to produce large frame revolvers primarily chambered for a 454 cartridge. The 454 cartridge is a 45 caliber magnum revolver cartridge that is approximately 60% more powerful than the 44 magnum. In addition to being chambered in the 454 cartridge, other 45 caliber ammunition can be fired by interchanging cylinders. The Company expects that cylinders for the large frame revolver will be chambered to fire 45 ACP, 45 Winchester magnum and 45 long Colt cartridges. The Company plans to sell interchangeable cylinders which will be sold as accessories to the large frame revolver. Although the 45 caliber will be the backbone of manufacturing and marketing for the large frame revolver, it can be successfully chambered in any caliber, from 22 long rifle up to 50 AE (Action Express). The Company believes that it is not prevented from selling a gun which contains a 454 cartridge; however, the Company's ability to market such firearms may be hindered by its inability to use the "454 Casull" trademark until the expiration on February 1, 1998 of the exclusivity of the license granted by Casull to Freedom Arms, Inc.

    SMALL FRAME

    Casull has designed a small frame revolver that is approximately 80% of the size of the large frame revolver. The prototype small frame revolver is currently chambered in 32 H&R magnum and is believed to be an ideal size for 22 long rifle and 22 magnum. When chambered in 22 caliber, the small frame revolver can be sold with a 22 long rifle cylinder and 22 magnum cylinder which allow either cartridge to be fired.

    MINI-REVOLVER

    Casull has two mini-revolver designs that the Company intends to produce. The designs include a double action revolver with an enclosed hammer, a fold up trigger and a manual safety. The other mini-revolver is a single action firearm. These revolvers are designed to chamber either the 22 long rifle or the 22 Winchester magnum cartridge.

RIFLES

    A rifle is a long gun with spiral grooves cut into the interior of the barrel to give the bullet a stabilizing spin after it leaves the barrel.

    THE CASULL RIFLE.

    The Rifle will differ from the conventional rifle, providing, management believes, a more powerful and more accurate weapon. It has been engineered to propel a bullet at greater velocities than conventional rifles without significantly increasing pressures. This increase in efficient utilization of energy is achieved by using a short fat cartridge.

    The short fat cartridge system has advantages over current cartridges. The short fat cartridge effectuates powder burning in the cartridge rather than burning as it is pushed down the barrel. The result is that energy is focused solely on propelling the bullet rather than propelling the bullet and the powder.

    In contrast, long narrow cartridges promote powder burning to occur both in the cartridge and in the barrel, consequently reducing the amount of energy applied to the bullet, thereby negatively affecting the velocity of a given load.

    Perhaps one of the most significant problems in developing a short fat cartridge is the required bolt size. Traditionally, the bolt's diameter had to be substantially greater than the diameter of the cartridge head. This was necessary so that the extractor could connect to the case head exterior notch and extract the shell. Casull believes he has solved this problem by designing a case which is based on an interior extraction. The Casull bolt inserts into a recessed area of the cartridge head and connects to an interior extraction ring. This inside extraction method allows the bolt to be the same size as the case. Thus a short fat cartridge may be used without having a prohibitively large bolt.

    CHARACTERISTICS OF THE CASULL RIFLE

        SUPERIOR VELOCITIES. The efficient use of energy generated by the Rifle creates superior velocities. In test firings of the 30 caliber Rifle prototype conducted by Casull, superior velocities of 3,450 feet per second were obtained using a 200 grain bullet.

        BARREL LIFE. In addition to superior velocities, it is believed that the Casull system increases barrel life. In conventional rifles, barrel wear occurs because much of the powder is burned in the barrel, resulting in high temperatures generated from the burning gun powder. The Rifle has been designed to minimize the amount of powder burned in the barrel, increasing the useful life of the barrel.

        SAFETY CONSIDERATIONS. Conventional cartridges are designed to protrude from the chamber allowing the extractor to attach to the cartridge rim. The area where the cartridge extends beyond the chamber is vulnerable to cracking, which can result in blow-backs. The Rifle, however, is designed so that the cartridge is entirely inserted into the chamber. This design tends to seal all gases in the chamber and thereby reduces the possibility of a blow-back.

        THE FLASH TUBE. It is believed that the Rifle can be further enhanced by the use of a flash tube to achieve front ignition just behind the bullet. A flash tube is a small cylindrical tube that fits in the interior of the case and over the primer flash hole. As the primer detonates, the powder column is ignited from just behind the bullet, and the powder column burns from the bullet backwards. The advantage to this is that no powder burns in the barrel, which eliminates the added weight of unburned and burning powder being pushed down the barrel along with the bullet. The result is higher velocities because less mass is being propelled.

        The use of a flash tube also appears to improve the efficiency of the Rifle. Without a flash tube, the powder at the bottom of the case (or by the flash tube hole above the primer) is ignited first. Because the powder column is narrow and the burning powder causes increased pressure, a slow burning powder should be used. Consequently, this powder is pushed down the barrel, weighing on the bullet and negatively affecting its velocity. The use of a flash tube, then, enhances the ability of the Rifle to use energy efficiently.

        RELOADING SIMPLICITY. The Rifle allows for simplicity and precision in reloading. Casull has designed the Casull Cartridge System and flash tube with manufacturing and reloading in mind. The case will be made of brass with a stainless steel head. The stainless steel head not only provides great strength around the primer pocket but is also conducive to increased case life. Cases and ammunition will be manufactured for a flash tube and will also be configured without the flash tube. Those cases designed to be used with a flash tube will have a deep primer pocket. The flash tube will be inserted through the primer pocket and held in place by the primer.

HAMMER FORGED BARRELS

    In addition to manufacturing firearms, the Company intends to manufacture hammer forged barrels to be sold as replacement barrels in used rifles. The Company will acquire a precision hammer forging machine designed specifically to produce hammer forged firearm barrels. In the opinion of some firearms experts, hammer forging creates one of the highest quality rifle barrels available today. Many of the high quality rifles available on the market today come with hammer forged barrels.

    It is management's belief that there is no current source for consumers to acquire hammer forged barrels to be used in replacing the barrels on used rifles. The Company will manufacture and sell hammer forged barrels to satisfy this market. In addition to supplying hammer forged barrels to consumers, the Company will use these barrels in producing revolvers and the Rifle.

    The barrels produced by the Company will be marketed under the "Casull" name, which is well-known as a result of Casull's affiliation with other noted barrel makers. The Casull barrels will be for all types of calibers from 22 up to 45. In addition, the barrels could be chambered at the plant for a specific cartridge. Thus, for example, a barrel can be made to shoot a 22 caliber bullet yet it can be chambered for one of several cartridges such as a 222 Remington-TM-, 223 Remington-TM-, 22 PPC-TM-, 225 Winchester-TM-, 22-250 Remington-TM- and various other cartridges. The Company will have the capability of supplying barrels for most of the common calibers and chambers for most cartridges.

PRODUCT DEVELOPMENT

    The Company intends to introduce other products. Casull has also designed reloading equipment, dies, presses and shell holders for certain cartridges. Moreover, the Company will seek to manufacture or license a clothing-line under the Casull name. These and other paraphernalia may be manufactured by or for the Company with the intent to increase the awareness of the Casull brand in the marketplace. The License Agreement provides that Casull will bear the costs associated with developing prototypes. Once a prototype has been created, the Company will incur research and development costs to develop manufacturing procedures and methods for each product.

MANUFACTURING

    The primary raw material which will be used in the manufacturing of the Company's products is stainless steel. Aluminum, other steels and wood will be used in the process. The stainless steel and the other metal products will be available from various steel mills and steel distributors throughout the country. Wood and other materials used in handgun grips and rifle stocks are also available from various mills and distributors. The Company will purchase raw materials from the suppliers that offer both favorable pricing and quality materials.

    The raw materials will then be developed with state of the art equipment. The majority of the production equipment will be computer-operated and capable of performing many functions at high speeds. The machinery to be acquired by the Company will have the ability to manufacture 10,000 to 12,000 units per year. Although computer-controlled, the equipment will still require constant monitoring by machinists for tool wear and quality.

    Prior to final finishing, firearms will be assembled and test-fired in order to insure that the firearms function properly and operate safely. Much of the final assembly and finishing of the firearms will be performed by craftsmen who will insure that the firearm functions properly and that the aesthetics are of fine quality.

MARKETING STRATEGY

    The Company's management has identified several potential candidates for the position of Vice President of Marketing. This individual will be responsible for product packaging, advertising, customer relations and customer service. In addition to the Vice President of Marketing, the Company expects to engage manufacturers' representatives to sell the products. The Company is negotiating with Star Valley Marketing, Inc. to provide for the marketing of the Company's products in North America. Star Valley Marketing, Inc. is associated with 51 independent manufacturers' representatives who presently represent companies such as Beretta-TM- and Swarovski Optics-TM-. These representatives deal directly with over 2,500 licensed firearms dealers nationwide.

    DOMESTIC DISTRIBUTION. Manufacturers' representatives will be instrumental in the promotion of the Company's products. They will introduce the new products to the dealer and will serve as liaison between the dealers and the Company. As representatives of the product, they will also play a very important part in trade shows such as the Shot Show, the Safari Club Show and the Nuremberg Gun Show. Manufacturers' representatives will provide a medium for the efficient dissemination of information and the introduction of new products, such as the Rifle, to the market.

    INTERNATIONAL DISTRIBUTION. In addition to addressing the demands of the U.S. market, the Company will seek to export products to foreign markets. Prior to exporting any product, the Company must obtain an exportation license from the Bureau of Alcohol Tobacco and Firearms, and must get approval from the State Department. The Company will apply for these licenses and approvals during the period that the manufacturing facility is being built. This will permit the exporting of products and the development of foreign markets during the early stages of production.

    The Company expects that its products will be marketable for use in the following markets:

    RECREATIONAL SHOOTING. Recreational shooting, which includes target shooting, silhouette shooting, action shooting and plinking is on the increase in the U.S. Action shooting such as "cowboy shooting" has become popular. Cowboy shooting requires the use of a single action revolver and a lever action rifle over a predetermined course. The Company believes that the large and small frame revolvers are ideal for these types of shooting activities.

    HUNTING. The Company expects that the revolvers and the Rifle will be popular hunting firearms. A handgun chambered in a 454 cartridge has taken "Africa's big five." The Company believes that the combination of high velocity, flat trajectory, increased accuracy, and impact energy contributes to an outstanding hunting firearm. Both the Rifle and the revolvers are believed to possess these qualities.

    COMPETITIVE SHOOTING. The Company anticipates that the Rifle and the revolvers will be favorably received by silhouette shooters. In the International Handgun Metallic Silhouette Association's 1995 World Championship, a majority of the shooters used guns designed by Casull. In the Centerfire Revolver International Class, 43 of the top 47 shooters used a firearm designed by Casull and manufactured by Freedom Arms, Inc. In the Rimfire Revolver International Class, 17 of the top 20 shooters used a firearm designed by Casull and manufactured by Freedom Arms, Inc. The Company plans on selling some, but not all, of the firearms used by the top shooters in those competitions.

    Management believes the Rifle will improve competitive shooting, especially in the long distance accuracy shooting arena which includes events such as the Camp Perry competition. Long distance events are those which involve shooting distances of 1,000 yards or more. It is expected that the Rifle will be in high demand in these events because of the "flat" trajectory and high velocity. These factors improve accuracy by decreasing the effect of wind and gravity on the bullet over a specified distance.

    COLLECTORS. In order to attract the gun collectors market, the Company plans to open a custom shop. The custom shop will provide customers with the ability to customize the Company's products with such items as exotic grips, woods and engraving. Additionally, the custom shop will produce limited edition runs of each new product introduced and commemorative special editions.

    MILITARY & POLICE. The Company believes that the velocity, trajectory, and terminal energy of a bullet fired from the Rifle will make it useful in military and/or police service.

INTELLECTUAL PROPERTY


    The Company has entered into a License Agreement with Casull for rights to his present and future patents and other intellectual property, with the exception of (i) the U.S. Pat. No. 5,048,216, generally referred to as the "barrel forcing cone bushing", (ii) the "454 Casull" trademark, registered in connection with ammunition, which Casull has exclusively licensed to Freedom Arms, Inc. through February 1, 1998 and which Casull has licensed to Freedom Arms, Inc. on a non-exclusive basis thereafter and (iii) a black powder mini-revolver manufactured by North American Arms.


    The Company will rely upon a combination of contractual arrangements, patent, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company licenses intellectual property. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. All intellectual property developed by Casull will be assigned to the Company.

COMPETITION

    The markets in which the Company will operate are highly competitive. The Company believes that competition in the firearms industry is based primarily on quality, product innovation, product image, price, customer service and support.

    The Company's competitors will vary according to product line. Certain of these competitors are subsidiaries of large corporations with substantially greater financial resources than the Company.

    The Company believes that it is not prevented from selling a gun which contains a 454 cartridge; however, the Companys' ability to market such firearms may be hindered by its inability to use the "454 Casull" trademark until the expiration on February 1, 1998 of the exclusivity of the license granted by Casull to Freedom Arms, Inc.

    The Company will manufacture the Rifle (chambered for the Casull cartridge) and rifles chambered for conventional cartridges. Management believes that the technology of the Rifle will place it in the high end of the market. The rifles chambered for conventional cartridges will compete with rifles produced by large manufacturers, such as Weatherby and Remington, smaller manufacturers such as Dakota Arms, Lazzeroni Arms Company and custom gunsmiths.

    The Company's large frame revolver will compete directly with Freedom Arms' single action revolver. The primary difference between the Company's revolver and Freedom Arms' revolver is the action. Casull has designed a new action that prevents the firing pin from resting on the cartridge when the hammer is down. The new action may prevent accidental discharge of the gun, if dropped or if the hammer is mistakenly hit. Such accidental discharges have occurred in other revolvers that do not have this feature.

The Company's revolvers are expected to have distinctive cosmetic features such as the grips, barrel design and other such variations.

GOVERNMENT REGULATION

    The Company will be subject to extensive federal, state, local and foreign firearms regulations. Among the Federal firearms laws to which the Company will be subject are THE GUN CONTROL ACT OF 1968 (the "GCA"), THE NATIONAL FIREARMS ACT (the "NFA"), THE ARMS EXPORT CONTROL ACT (the "AECA") and THE FEDERAL FIREARMS ACT (the "FAA"). The Company plans to be in compliance with all regulatory and licensing requirements of the GCA, NFA and FAA. The Company currently does not export any firearms, and consequently is not subject to the requirements of AECA. However, it is the Company's intention to obtain all licenses necessary to export firearms.

    The purchase of firearms is subject to federal, state, and local governmental regulations. The applicable federal laws are the NFA and the FFA. These laws generally prohibit the private ownership of fully automatic weapons and place certain restrictions on the interstate sale of firearms unless certain licenses are obtained. Currently, the Company does not intend to manufacture fully automatic weapons, and is in the process of obtaining all necessary licenses under these federal laws. From time to time, congressional committees review proposed bills relating to the regulation of firearms. These proposed bills generally seek either to restrict or to ban the sale, and in some cases the ownership, of various types of firearms, or to impose a mandatory waiting period prior to their purchase. Several states and many local municipalities currently have laws in effect similar to the aforementioned legislation or other laws which have the effect of discouraging the sale or ownership of firearms.

    The Brady Law, mandating a nationwide 5-day waiting period prior to the purchase of a handgun, was signed into law in November 1993, and became effective February 28, 1994. The Company believes that, because its customers are expected to be sportsmen, hunters, gun collectors, and law enforcement agencies, and since approximately 26 states already have enacted some form of a waiting period prior to purchase, the Brady Law will not have a significant effect on the Company's sales of firearms. The "Crime Bill" took effect on September 13, 1994, but the Company believes that none of its products appear to qualify as "assault weapons" under the "Crime Bill." However, there can be no assurance that the regulation of firearms will not become more restrictive in the future and that any such restrictions would not have a material effect on the business of the Company.

INSURANCE

    The Company currently does not maintain liability insurance coverage. Prior to producing any firearms, the Company will attempt to obtain product liability insurance coverage. There can be no assurance that the Company will be able to obtain adequate liability insurance coverage.

LEGAL PROCEEDINGS

    The Company is currently not a party to any legal proceedings.

EMPLOYEES

    As of the date of this Prospectus, the Company has no employees. However, the Company anticipates that its operations over the next twelve months will require approximately 8 employees, the majority of which will be members of the management team.

PROPERTIES

    Immediately upon the closing of this Offering, the Company intends to purchase from International Financial Group of Wyoming, Inc. ("IFG"), an entity controlled by Allan R. Tessler, land upon which the manufacturing facility will be built. The land, located in Afton, Wyoming, consists of 10 acres and will be purchased by the Company from IFG for $120,000. This amount approximates (i) the price IFG paid for the land, (ii) IFG's transaction costs incurred for the purchase and sale of the land and (iii) interest at the rate of 6% on the purchase price of the land during the term of IFG's ownership of the land.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

    The executive officers, directors and other significant employees of the Company are as follows:

NAME                                                       AGE                           POSITION(S)
-----------------------------------------------------      ---      -----------------------------------------------------

Allan R. Tessler.....................................          60   Chairman of the Board

Richard J. Casull....................................          64   Chief Executive Officer, Chief Operating Officer and
                                                                    Director

David M. Myers.......................................          43   President and Director

David R. Markin......................................          65   Director

Andrea L. Tessler....................................          33   Director

Marshall Kiev........................................          28   Director

    Directors hold office until the next annual meeting of stockholders and until their respective successors have been elected and qualified. Executive officers are chosen by and serve at the discretion of the Board of Directors. Both Mr. Casull and Mr. Myers, the executive offices of the Company, intend to devote their full time efforts to the Company.

    ALLAN R. TESSLER, has served as Chairman of the Board of the Company since its inception. Mr. Tessler also serves as Co-Chief Executive Officer and Co-Chairman of the Board of Data Broadcasting Corporation ("DBC"), a distributor of stock market and relevant information to individual investors, since June 1992 and has served as Chairman of the Board and CEO of International Financial Group, Inc., an international merchant banking firm since 1987. He was Chairman of the Board of Great Dane Holdings, Inc. ("Great Dane"), a diversified holding company until December 1996, Enhance Financial Services Group Inc. ("Enhance), a municipal bond reinsurer, and Jackpot Enterprises, Inc. ("Jackpot"), a gaming machine route operator. From December 1991 through September 1993 Mr. Tessler was Chairman of the Board and CEO of Ameriscribe Corporation, a national provider of facilities management services. Mr. Tessler also serves on the boards of The Limited, Inc., Allis-Chalmers Corporation and New T&T DBC Limited, a joint-venture between DBC and New T&T Hong Kong Limited, a wholly-owned subsidiary of Wharf Communications Investments, Ltd. Mr. Tessler was appointed to serve on the restructuring team formed to address the financial problems of Financial News Network Inc. ("FNN"), and in that capacity served as Co-Chief Executive Officer of FNN from October 1990 until June 1992. On June 26, 1992, the effective date of FNN's plan or reorganization under Federal bankruptcy laws, DBC was spun off from FNN. Mr. Tessler currently serves as a director of the FNN Estate, having been named to the board in June 1991. From October 1990 until September 1992, Mr. Tessler also served as a Co-Chief Executive Officer of Infotechnology, Inc., an integrated information technology and communications concern. Allan R. Tessler is the father of Andrea L. Tessler.

    RICHARD J. CASULL has served as Chief Executive Officer, Chief Operating Officer and a Director of the Company since its inception. Mr. Casull has over forty years of experience in the firearms industry, and for the last five years has been a self-employed firearms designer and consultant. He began his career working with firearms experts such as P.O. Ackley, Bill Mayne and Jack Fulmer. He has successfully introduced various handguns and rifles to companies such as Freedom Arms, North American Arms, Rocky Mountain Arms and Western State Arms.

    DAVID M. MYERS has served as President and a Director of the Company since its inception. He is a Certified Public Accountant currently licensed to practice in Wyoming, and from 1991 to the present, Mr. Myers has been a private practicing accountant specializing in consulting and tax. From 1990 to 1991, he was employed by Coopers & Lybrand as a Senior Tax Manager. Prior thereto, Mr. Myers was a Senior

Manager at KPMG Peat Marwick from 1978 to 1990. Mr. Myers has also served as an accounting instructor at the University of Utah. Mr. Myers received his Master of Professional Accountancy degree and his B.S. degree from the University of Utah.

    DAVID R. MARKIN has served as a Director of the Company since its inception. Mr. Markin was the President and Chairman of the Board of Checker Motors Corporation, a manufacturer, insurer, and operator of transportation equipment, from 1970 until December 1996 and President of Great Dane from 1989 until December 1996. Mr. Markin served as a director of FNN from July 1991 until June 1992, and as a director of Infotech from July 1991 until September 1992. Mr. Markin also serves as a director of Jackpot, DBC and Enhance.

    ANDREA L. TESSLER has served as a Director of the Company since its inception. Ms. Tessler is a Managing Director of FH Capital Advisors, Inc., a private merchant banking concern, and Senior Vice President of Family Management Corporation, a registered investment advisory firm, located in New York City, which provides financial counsel to high net worth individuals and families. Since September of 1989, Ms. Tessler has been affiliated with Nathan & Lewis Securities, Inc. (a "broker-dealer") as a registered representative. Prior to her co-founding of Family Management, she was an independent financial services representative licensed with Integrated Resources Equity Corporation (a "broker-dealer") from 1987 to 1989. From 1985 to 1986 she was employed by E.F. Hutton Corp. as a financial planner. Ms. Tessler received her B.A. degree in Economics from Cornell University. Andrea L. Tessler is the daughter of Allan R. Tessler.

    MARSHALL KIEV has served as a Director of the Company since its inception. Mr. Kiev is a Managing Director of FH Capital Advisors, Inc., a private merchant banking concern and Vice President of Family Management Corporation, a registered investment advisory firm, located in New York City, which provides financial counsel to high net worth individuals and families. Since September of 1989, Mr. Kiev has been affiliated with Nathan & Lewis Securities, Inc. (a "broker-dealer") as a registered representative. Mr. Kiev is a Director of The Social Psychiatry Research Institute, serves on the Board of Trustees of the I. Edward Kiev Library Foundation and serves on the Board of the National Council for Arts and Science at George Washington University. He received his M.B.A. degree in Finance and his B.A. degree in Sociology from New York University.

DIRECTOR COMPENSATION

    Non-employee directors will receive a fee of $2,500 for each meeting of the Board attended and $250 for each meeting of any committee of the Board attended, and reimbursement of their actual expenses. The Company's cash compensation of non-employee directors will not exceed $10,000 in any fiscal year, in addition to reimbursement of their actual expenses. In addition, pursuant to the Stock Option Plan, each non-employee director will receive an annual grant of options to purchase 10,000 shares of Common Stock on the last trading day in January at the average of the closing bid and ask price of the Common Stock as reported on NASDAQ SCM. This grant of options will begin in February 1997.

EXECUTIVE COMPENSATION

    The Company has not paid any compensation during 1996. The Company expects that Mr. Myers, the Company's President, will be paid an annual salary of at least $100,000 during 1997. The Company expects that Casull, the Company's Chief Executive Officer, will be paid an annual salary of at least $100,000 during 1997. Casull will also receive royalties from the Company in accordance with the License Agreement, dated October 14, 1996, entered into between Casull and the Company. Casull will be paid 5% of the Company's revenues from products utilizing the Intellectual Property or bearing the "Casull" name, provided that Casull be paid a minimum annual royalty of $40,000 and a maximum annual royalty of $400,000. In the event that Casull's employment with the Company terminates, the minimum and maximum annual royalty will increase from $40,000 to $120,000 and from $400,000 to $500,000, respectively. See "Business--License Agreement with Richard J. Casull."

MANAGEMENT AGREEMENT

    FH Capital Advisors, Inc. (the "Advisor") and the Company entered into a management agreement which term begins upon the closing of this Offering and expires 30 days after either party gives written notice of termination to the other. The agreement provides that the Advisor will provide to the Company such reasonable advice, service, consultation and assistance as the Company will seek from Advisor with respect to the Company's business affairs and will perform such other services related to the business affairs of the Company as the Board of Directors shall reasonably request. The services to be performed by the Advisor will be performed by certain officers of the Advisor or such other person designated by the Advisor and approved by the Board of Directors. The agreement provides for a management fee of $5,000 per month. The Advisor will bear the expense for rent, telephone, utilities, office furniture, equipment and machinery and other office expenses of Advisor relating to the performance by Advisor of its duties hereunder. The Company will be responsible for all other expenses incurred by Advisor relating to the performance by Advisor of its duties. See "Certain Transactions."

INDEMNIFICATION OF OFFICERS AND DIRECTORS

    The Company's by-laws require the Company to indemnify its officers and directors to the fullest extent allowed by law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

STOCK OPTION PLAN

    A total of 300,000 shares of Common Stock are reserved for issuance under the Stock Option Plan (the "Plan"), and none of such options will be granted prior to the closing of the Offering. The Plan provides for the award of options, which may either be incentive stock options ("ISOs") within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended (the "Code") or non-qualified options ("NQOs") which are not subject to special tax treatment under the Code. The Plan is administered by the Board or a committee appointed by the Board (the "Administrator"). Officers, directors, employees of, and consultants to, the Company or any parent or subsidiary corporation selected by the Administrator are eligible to receive options under the Plan. Subject to certain restrictions, the Administrator is authorized to designate the number of shares to be covered by each award, the terms of the award, the dates on which and the rates at which options or other awards may be exercised, the method of payment and other terms.

    The exercise price for ISOs cannot be less than the fair market value of the stock subject to the option on the grant date (110% of such fair market value in the case of ISOs granted to a stockholder who owns more than 10% of the Company's Common Stock). The exercise price of a NQO shall be fixed by the Administrator at whatever price the Administrator may determine in good faith. Unless the Administrator determines otherwise, options generally have a 10-year term (or five years in the case of ISOs granted to a participant owning more than 10% of the total voting power of the Company's capital stock). Unless the Administrator provides otherwise, options terminate upon the termination of a participant's employment, except that the participant may exercise an option to the extent it was exercisable on the date of termination for a period of time after termination.

    Generally, awards must be exercised by cash payment to the Company of the exercise price. However, the Administrator may allow a participant to pay all or a portion of the exercise price by means of a promissory note, stock or other lawful consideration. The Plan also allows the Administrator to provide for withholding and employment taxes payable by a participant to the Company upon exercise of the award. Additionally, the Company may make cash grants or loans to participants relating to the participant's withholding and employment tax obligations and the income tax liability incurred by a participant upon exercise of an award.

    In the event of any change in the outstanding shares of Common Stock by reason of any reclassification, recapitalization, merger, consolidation, reorganization, spin-off, split-up, issuance of warrants, or rights or debentures, stock dividend, stock split or reverse stock split, cash dividend, property dividend or similar change in the corporate structure, the aggregate number of shares of Common Stock underlying any outstanding options may be equitably adjusted by the Administrator in its sole discretion.

    The Administrator may, at any time, modify, amend or terminate the Plan as is necessary to maintain compliance with applicable statutes, rules or regulations; provided, however, that the Administrator may condition the effectiveness of any such amendment on the receipt of stockholder approval as may be required by applicable statute, rule or regulation. In addition, the Plan may be terminated by the Board of Directors as it shall determine in its sole discretion, in the absence of stockholder approval; provided, however, that any such termination will not adversely alter or impair any option awarded under the Plan prior to such termination without the consent of the holder thereof.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth as of April 1, 1997, and as adjusted to reflect the sale of shares offered hereby, certain information regarding the ownership of shares of Common Stock by: (i) each person known to the Company to be a beneficial owner of more than 5% of the outstanding shares of Common Stock;
(ii) each director, and (iii) all directors and executive officers as a group.

                                                                                          PERCENTAGE TO    PERCENTAGE TO
                                                              NUMBER OF      PERCENT        BE OWNED         BE OWNED
                                                               SHARES         OWNED           AFTER            AFTER
DIRECTORS, NAMED PERSONS,                                    BENEFICIALLY    BEFORE          MINIMUM          MAXIMUM
AND 5% STOCKHOLDERS(1)                                        OWNED(2)     OFFERING(3)    OFFERING (4)      OFFERING(5)
----------------------------                                 -----------  -------------  ---------------  ---------------
Allan R. Tessler(6)........................................     383,333          22.5%           18.2%            12.3%
Richard J. Casull..........................................      71,875           4.2%            3.4%             2.3%
David M. Myers.............................................      71,875           4.2%            3.4%             2.3%
David R. Markin............................................     383,333          22.5%           18.2%            12.3%
Andrea L. Tessler..........................................      82,334           4.8%            3.9%             2.6%
Marshall Kiev..............................................      49,000           2.9%            2.3%             1.6%
All executive officers and directors as a group............   1,041,750            61%           49.4%            33.5%

------------------------

(1) All addresses are c/o Casull Arms Corporation, 3490 Clubhouse Drive, P.O. Box 7443, Jackson, Wyoming 83001.

(2) Beneficial Ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents shares for which the beneficial owner has sole voting and investment power. The percentage of class is calculated in accordance with Rule 13d-3.

(3) Based upon a total number of shares of Common Stock outstanding of 1,707,083. Includes 1,133,333 shares of Redeemable Common Stock which shares are subject to redemption for at least 90% of the amount paid therefor by the holders of such shares if the Company does not raise at least $5 million of additional equity capital on or before May 31, 1997.

(4) Based upon a total number of shares of Common Stock outstanding of 2,107,093. Includes 1,133,333 shares of Redeemable Common Stock which shares are subject to redemption for at least 90% of the amount paid therefor by the holders of such shares if the Company does not raise at least $5 million of additional equity capital on or before May 31, 1997.

(5) Based upon a total number of shares of Common Stock outstanding of 3,107,083.

(6) Includes 50,000 shares of Common Stock owned by International Financial Group of Wyoming, Inc. which is controlled by Allan R. Tessler.

                              CERTAIN TRANSACTIONS

    Since the Company's inception there have not been any material transactions between it and any of its affiliates, except as set forth herein.

    In August 1996, the Company sold 573,750 shares of Common Stock to the Company's founders for $0.10 per share. Of such shares, 71,875 shares were purchased by Casull, 71,875 shares were purchased by David M. Myers, 50,000 shares were purchased by International Financial Group of Wyoming, Inc. which is controlled by Allan R. Tessler, 50,000 shares were purchased by David R. Markin, 49,000 shares were purchased by Marshall Kiev and 82,334 shares were purchased by Andrea L. Tessler.

    In October 1996, the Company completed the Private Placement pursuant to which it sold 34 units for $100,000 per unit to qualified investors. Each unit consisted of 33,333 shares of Common Stock. Allan R. Tessler and David R. Markin, directors of the Company, each purchased 10 units in the Private Placement. Mr. Tessler paid for the units with common stock of a publicly traded company which had a market value in excess of $1,000,000. The Company's ability to liquidate the shares is contingent on the closing of this Offering. Mr. Tessler has agreed to pay the amount by which the market value of such shares is below $1,000,000 at the time the Company sells such shares.

    On October 14, 1996, the Company entered into the License Agreement with Casull, the Company's Chief Executive Officer, whereby Casull granted to the Company the exclusive worldwide right to utilize any of the present or future intellectual property developed by Casull not already licensed under a prior agreement. The agreement provides that the Company will pay Casull a salary of $100,000 per year and 5% of the Company's revenues from products utilizing the intellectual property or bearing the "Casull" name; provided that Casull will be paid a minimum annual royalty of $40,000 and a maximum annual royalty of $400,000 per calendar year. This fee will be payable to Casull for the remainder of his life. The royalty payments due hereunder will cease upon the death of Casull, however, if Casull's wife, Mrs. Geraldine Casull, survives Casull, the royalty payments will continue until the earlier of ten years from the date the first royalty payment is made to Casull pursuant to the agreement or the death of Mrs. Casull. In the event that Casull's employment with the Company is terminated, the minimum annual royalty and the maximum annual royalty will increase from $40,000 to $120,000 and from $400,000 to $500,000, respectively.

    The Company has entered into a management agreement with FH Capital Advisors, Inc. The management agreement provides that Marshall Kiev and Andrea Tessler, directors of the Company, will provide advice, service, consultation and assistance to the Company on behalf of FH Capital Advisors, Inc. The agreement provides for a management fee of $5,000 per month. The Company will also be responsible for certain expenses incurred by FH Capital Advisors relating to the performance of its duties.

    Immediately upon the closing of this Offering, the Company intends to purchase from International Financial Group of Wyoming, Inc., an entity controlled by Mr. Allan Tessler, the land upon which the manufacturing facility will be built. The land located in Afton, Wyoming consists of 10 acres and will be purchased by the Company from IFG for $120,000. This amount approximates (i) the price IFG paid for the land, (ii) IFG's transaction costs incurred for the purchase and sale of the land and (iii) interest at the rate of 6% on the purchase price of the land during the term of IFG's ownership of the land.

    All future transactions, including loans, between the Company and its officers, directors, principal stockholders and affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors on the Board of Directors, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                           DESCRIPTION OF SECURITIES

    The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock.

COMMON STOCK

    The Company's authorized common stock consists of 10,000,000 shares of Common Stock. As of November 25, 1996, there were issued and outstanding 1,707,083 shares of Common Stock. The 1,133,333 shares of Redeemable Common Stock sold in the Private Placement are subject to redemption for at least 90% of the amount paid therefor by the holders of such shares if the Company does not raise at least $5 million of additional equity capital on or before May 31, 1997. The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets available therefor at such time and in such amounts as the Board may, from time to time, determine. Each stockholder is entitled to one vote for each share of Common Stock held of record, on all matters submitted to a vote of stockholders. As is permitted by Delaware law, there will not be cumulative voting in connection with the election of directors. Holders of Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities under the Company's charter documents. There are no sinking fund provisions applicable to the Common Stock. Upon liquidation, dissolution or winding up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock outstanding at that time. All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of this Offering will be, fully paid and nonassessable.

PREFERRED STOCK

    The Company is authorized to issue up to 1,000,000 shares of undesignated Preferred Stock. The Board of Directors has the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued shares of undesignated Preferred Stock, as well as to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the stockholders. The Board of Directors, without stockholder approval, may issue Preferred Stock with voting and conversion rights which could materially adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock could also decrease the amount of earnings and assets available for distribution to holders of Common Stock. In addition, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. At present, the Company has no plans to issue any shares of Preferred Stock. See "Risk Factors--Possible Adverse Effects of Authorized Preferred Stock."

REDEEMABLE WARRANTS

    The following is a brief summary of certain provisions of the Warrants, but such summary does not purport to be complete and is qualified in all respects by reference to the actual text of the Warrant Agreement between the Company and Continental Stock Transfer & Trust Company (the "Warrant Agreement"). A copy of the Warrant Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. See "Additional Information."

    EXERCISE PRICE AND TERMS. Each Warrant entitles the registered holder thereof to purchase, at any time over a period of four years commencing thirteen months after the date of this Prospectus, one share of Common Stock at a price of $6.00 per share, exercised subject to adjustment in accordance with the anti-dilution and other provisions referred to below. The holder of any Warrant may exercise such Warrant by surrendering the certificate representing the Warrant to the Warrant Agent, with the subscription form thereon properly completed and executed, together with payment of the exercise price. Commencing one year after the date of this Prospectus, the Warrants may be exercised at any time in whole or in part at the applicable exercise price until expiration of the Warrants. No fractional shares will be issued upon expiration of the Warrants.

    The exercise price of the Warrants bears no relationship to any objective criteria of value and should in no event be regarded as an indication of any future market price of the securities offered hereby.

    ADJUSTMENTS. The exercise price and the number of shares of Common Stock purchasable upon the exercise of the Warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combination or reclassifications of the Common Stock, or sale by the Company of shares of its Common Stock or other securities convertible into Common Stock at a price below the then applicable exercise price of the Warrants. Additionally, an adjustment would be made in the case of a reclassification or exchange of Common Stock, consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the surviving corporation), or sale of all or substantially all of the assets of the Company in order to enable Warrantholders to acquire the kind and number of shares of stock or other securities or property receivable in such event by a holder of the number of shares of Common Stock that might have been purchased upon the exercise of the Warrant.

    REDEMPTION PROVISIONS. Commencing on the first day of the thirteenth calendar month after the date of this Prospectus, the Warrants are subject to redemption at $0.05 per Warrant on 30 day's prior written notice to the warrant holders if the average closing bid price of the Common Stock equals or exceeds $9.00 per share (150% of the initial public offering price per share of Common Stock), for any twenty (20) trading days within a period of thirty (30) consecutive trading days ending on the fifth trading day prior to the date of the notice of redemption. In the event the Company exercises the right to redeem the Warrants, such Warrants will be exercisable until the close of business on the business day immediately preceding the date for redemption fixed in such notice. If any Warrant called for redemption is not exercised by such time, it will cease to be exercisable and the holder will be entitled only to the redemption price. If the Company gives notice of its intention to redeem, a holder would be forced to exercise his or her Warrant before the date specified in the redemption notice or accept the redemption price.

    TRANSFER, EXCHANGE AND EXERCISE. The Warrants are in registered form and, if not earlier redeemed, may be presented to the Warrant Agent for transfer, exchange or exercise at any time on or prior to their expiration at the close of business on the fifth anniversary date of this Prospectus, at which time the Warrants become wholly void and of no value. If a market for the Warrants develops, the holder may sell the Warrants instead of exercising them. There can be no assurance, however, that a market for the Warrants will develop or continue.

    WARRANTHOLDER NOT A STOCKHOLDER. The Warrants do not confer upon holders any voting, dividend or other rights as stockholders of the Company.

    MODIFICATION OF WARRANT. The Company and the Warrant Agent may make such modifications to the Warrant as they deem necessary or desirable that do not adversely affect the interests of the Warrant holders. The Company may, in its sole discretion, lower the exercise price of the Warrants for a period of not less than thirty (30) days on not less than thirty (30) days prior written notice to the Warrant holders and the Representatives. No other modification may be made to the Warrants without the consent of two-thirds of the Warrant holders.

    CURRENT PROSPECTUS. The Warrants are not exercisable unless, at the time of the exercise, the Company has a current prospectus covering the shares of Common Stock issuable upon exercise of the Warrants, and such shares have been registered, qualified or deemed to be exempt under the securities or "blue sky" laws of the state of residence of the exercising holder of the Warrants. Although the Company will use its best efforts to have all the shares of Common Stock issuable upon exercise of the Warrants registered or qualified on or before the exercise date and to maintain a current prospectus relating thereto until the expiration of the Warrants, there can be no assurance that it will be able to do so.

    SEPARATELY TRADEABLE. The Warrants will be separately tradeable immediately upon issuance. Although the Securities will not knowingly be sold to purchasers in jurisdictions in which the Securities are not registered or otherwise qualified for sale, purchasers may buy Warrants in the aftermarket or may move to jurisdictions in which the shares underlying the Warrants are not so registered or qualified during the period that the Warrants are exercisable. In such event, the Company would be unable to issue shares to those persons desiring to exercise their Warrants, and holders of Warrants would have no choice but to attempt to sell the Warrants in a jurisdiction where such sale is permissible or allow them to expire unexercised. The Company has also agreed to sell to the Placement Agent, for nominal consideration, warrants to purchase from the Company up to 140,000 shares of Common Stock and/or 140,000 Warrants. The Placement Agent will be issued one (1) Placement Agent's Warrant for every ten (10) shares of Common Stock and ten (10) Warrants sold in connection with this Offering. See "Plan of Distribution."

TRANSFER AGENT AND REGISTRAR

    The Company's Transfer Agent, Warrant Agent and Registrar is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this Offering, there has been no public market for the Common Stock or Warrants. No prediction can be made of the effect, if any, that future market sales of shares of Common Stock or Warrants, or the availability of such shares or Warrants for sale, will have on the prevailing market price of the Common Stock or Warrants following this offering. Nevertheless, sales of substantial amounts of such shares or Warrants in the open market following this offering could adversely affect the prevailing market price of the Common Stock or Warrants.

    The Company will have issued and outstanding following the completion of the Minimum Offering and the Maximum Offering, 2,107,083 and 3,107,083 shares of Common Stock, respectively. The shares of Common Stock sold in this Offering and, commencing on the first day of the thirteenth calendar month after the date of this Prospectus, up to 1,400,000 shares of Common Stock issuable upon exercise of the Warrants, subject to any applicable state law registrations and secondary trading (see "Risk Factors Limits on Secondary Trading; Possible Illiquidity of Trading Market"), will be freely tradeable without restriction under the Securities Act, except that any shares purchased by an "affiliate" of the Company (as that term is defined in Rule 144 under the Securities Act) will be subject to the resale limitations of Rule 144.

    The remaining 1,707,083 shares of Common Stock outstanding upon completion of this Offering are "restricted securities" as that term is defined in Rule
144. As described below, Rule 144 permits resales of restricted securities subject to certain restrictions. On the date of this Prospectus, 573,750 of such 1,707,083 shares will be eligible for sale under Rule 144 on August 7, 1997 and the remaining 1,333,333 shares will be eligible for sale under Rule 144 on October 21, 1997.

    In general, under Rule 144, a person (or persons whose shares are aggregated), who has beneficially owned shares for at least one year, including a person who may be deemed an Affiliate of the Company, may sell within any three month period, a number of shares of Common Stock that does not exceed the greater of (1) 1% of the then outstanding shares of Common Stock of the Company (approximately 21,071 or 31,071 shares immediately after the Minimum Offering or Maximum Offering, respectively) or (ii) the average weekly trading volume in the Common Stock as reported through the Nasdaq during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain restrictions relating to manner of sale, notice and the availability of current public information about the Company. In addition, under Rule 144(k), a person who is not an Affiliate of the Company at any time (90) days preceding a sale, and who has beneficially owned shares for at least two years, would be entitled to sell such shares immediately following this offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144.

    Any employee, officer or director or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the public information, volume limitation or notice provisions of Rule 144. In both cases, a holder of Rule 701 shares is required to wait until 90 days after the date of this Prospectus before selling such shares.

    Each of the Company's officers and directors and all of its existing stockholders have agreed that for a period of 18 months from the date of this Prospectus they will not sell any of the Company's securities without the prior written consent of the Placement Agent.

                              PLAN OF DISTRIBUTION

    The Minimum Offering is being offered on a "best efforts" basis. The proceeds from the sale of the Common Stock will be held in an escrow account for the benefit of the subscribers by Continental Stock Transfer & Trust Company (the "Escrow Agent") until the Minimum Offering has been sold or earlier termination of the Offering. In the event that subscriptions for the Minimum Offering are not received by the Termination Date, the Offering will terminate and all funds will be returned promptly by the Escrow Agent without any deductions therefrom or interest thereon. In any event, this Offering will expire on the earlier to occur of (i) 60 days after the date of this Prospectus and (ii) the sale of the Maximum Offering, unless the Company and National agree to extend this Offering for an additional 30-day period.


    Upon the exercise of any Warrants more than one year after the date of this Prospectus, which exercise was solicited by the Placement Agent, and to the extent not inconsistent with the guidelines of the National Association of Securities Dealers, Inc. and the Rules and Regulations of the Commission, the Company has agreed to pay the Placement Agent a commission which shall not exceed 5% of the aggregate exercise price of such Warrants in connection with bona fide services provided by the Placement Agent relating to any warrant solicitation. In addition, the individual must designate in writing the firm entitled to payment of such warrant solicitation fee. No compensation, however, will be paid to the Placement Agent in connection with the exercise of the Warrants if (a) the market price of the Common Stock is lower than the exercise price, (b) the Warrants are held in a discretionary account, or (c) the Warrants are exercised in an unsolicited transaction. Unless granted an exemption by the Commission from Rule 10b-6 under the Exchange Act, the Placement Agent will be prohibited from engaging in any market-making activities or solicited brokerage activities with regard to the Company's securities for the period from nine business days (or other such applicable periods as Rule 10b-6 may provide) prior to any solicitation of the exercise of the Warrants until the later of the termination of such solicitation activity (by waiver or otherwise) of any right that the Placement Agent may have to receive a fee. As a result, the Placement Agent may be unable to continue to provide a market for the Common Stock or Warrants during certain periods while the Warrants are exercisable. If the Placement Agent has engaged in any of the activities prohibited by Rule 10b-6 during the periods described above, the Placement Agent undertakes to waive unconditionally its rights to receive a commission on the exercise of such Warrants.



    The Placement Agent may offer the shares through selected broker dealers who are members of the National Association of Securities Dealers, Inc. ("NASD").


    Neither the Company, the Company's affiliates, the Placement Agent nor any other party involved in marketing the Securities have reserved the right to purchase the Securities in order to sell the Minimum Offering.

    The Placement Agent has informed the Company that it does not expect sales to discretionary accounts by the Placement Agent to exceed five percent of the Securities offered hereby.

    The Placement Agent Agreement provides for reciprocal indemnification between the Company and its controlling persons on the one hand, and the Underwriters and their respective controlling persons on the other hand, against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

    The Company has agreed to pay the Placement Agent a non-accountable expense allowance equal to three percent (1.8%) of the gross proceeds received by the Company from the sale of the Securities.

    The Company and the holders of its Common Stock prior to this Offering have entered into lock-up agreements. See "Shares Eligible For Future Sale."

    In connection with this Offering the Company has agreed to sell to the Placement Agent, for nominal consideration, warrants to purchase from the Company up to 140,000 shares of Common Stock and/or 140,000 warrants (the "Placement Agent's Warrants"). The Placement Agent will be issued one (1)

Placement Agent's Warrant for every ten (10) shares of Common Stock and ten (10) Warrants sold in connection with this Offering. The Placement Agent's Warrants are initially exercisable at a price of $9.90 per share of Common Stock (165% of the initial public offering price per share of Common Stock), and $0.165 per warrant (165% of the initial public offering price per Warrant) for a four-year period commencing on the first anniversary of the issuance of such warrants. The warrants issuable upon exercise of the Placement Agent's Warrants are the same as the Warrants offered hereby, except that they are exercisable at a price of $9.60 per share of Common Stock (160% of the exercise price of the Warrants offered hereby). The Placement Agent's Warrants may not be sold, transferred, assigned or hypothecated for a period of one year following the date of this Prospectus, except to officers or directors of the Placement Agent, or members of the selling group. The Placement Agent's Warrants provide for adjustments in the number of shares of Common Stock and Warrants issuable upon the exercise thereof and in the exercise price of the Placement Agent's Warrants as a result of certain events, including subdivisions and combinations of the Common Stock. The Placement Agent's Warrants grant to the holders thereof certain rights of registration for the securities issuable upon exercise of the Placement Agent's Warrants.


    The Company has agreed that the Placement Agent may designate one person to attend all board of directors' meetings as an observer. Such person shall be entitled to attend all such meetings and to receive all notices and other correspondence and communications sent by the Company to members of its board of directors. The Company shall reimburse such designee of the Placement Agent for their out-of-pocket expenses incurred in connection with their attendance at the Company's board of directors' meetings.

    Certain persons participating in this Offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may involve the purchase of Common Stock and/or Warrants. Such transactions may stabilize or maintain the market price of the Common Stock and/or Warrants at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

    Prior to this Offering, there has been no public market for the Common Stock or the Warrants. Accordingly, the initial public offering price was determined by negotiations between the Company and the Placement Agent and does not necessarily bear any relationship to the Company's asset values, net worth, and other established criteria of value. Among the factors considered in determining the initial public offering price were the history and the prospects of the Company and the industry in which it will compete, the past and present operating results of the Company and the trends of such results, the Company's plan of operation, an assessment of the Company's management, the Company's capital structure, and the general condition of the securities markets at the time of the offering.

    The Common Stock and the Warrants will trade on the OTC Electronic Bulletin Board under the symbols CASU and CASUW, respectively.

    The foregoing is a summary of the principal terms of the agreements described above and does not purport to be complete. Reference is made to copies of each such agreement, which are filed as exhibits to the registration statement of which this Prospectus is a part. See "Additional Information."

                                 LEGAL MATTERS

    Certain legal matters in connection with the Securities offered hereby will be passed upon for the Company by Camhy Karlinsky & Stein LLP, New York, New York. Alan I. Annex, a partner of such firm, is the Secretary of the Company. In addition, two partners of Camhy Karlinsky & Stein LLP may be deemed to be the beneficial owners of 30,000 shares of the Company's Common Stock. Certain legal matters in connection with this offering will be passed upon for the Underwriters by D'Ancona & Pflaum, 30 North LaSalle Street, Suite 2900, Chicago, Illinois 60602.

                                    EXPERTS

    The financial statements of the Company for the period July 23, 1996 (date of incorporation) through February 28, 1997 included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Notes 1 and 3 to such financial statements) of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission a Registration Statement on Form SB-2 (the "Registration Statement") under the Securities Act of 1933, as amended with respect to the Common Stock and Warrants offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. For further information with respect to the Company and the Common Stock and Warrants, reference is hereby made to such Registration Statement, exhibits and schedules, which may be obtained from the Commission upon payment of the fees prescribed by the Commission by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Statements contained herein concerning the provisions of documents filed with, or incorporated in, the Registration Statement as exhibits are necessarily summaries of such provisions and documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                            CASULL ARMS CORPORATION
                          (A DEVELOPMENT STAGE ENTITY)

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----

REPORT OF INDEPENDENT ACCOUNTANTS..........................................................................         F-2

FINANCIAL STATEMENTS

  Balance Sheet--February 28, 1997.........................................................................         F-3

  Statement of Operations for the period July 23, 1996 (date of incorporation) through February 28, 1997...         F-4

  Statement of Redeemable Common Stock and Stockholders' Deficit for the period July 23, 1996 (date of
    incorporation) through February 28, 1997...............................................................         F-5

  Statement of Cash Flows for the period July 23, 1996 (date of incorporation) through February 28, 1997...         F-6

NOTES TO FINANCIAL STATEMENTS..............................................................................         F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Casull Arms Corporation

    In our opinion, the accompanying balance sheet and the related statements of operations, of redeemable common stock and stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Casull Arms Corporation (a development stage entity) at February 28, 1997, and the results of its operations and its cash flows for the period July 23, 1996 (date of incorporation) through February 28, 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 3 to the financial statements, the Company's ability to commence operations is dependent on obtaining adequate financial resources through a contemplated public offering or other financing, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Price Waterhouse LLP
New York, New York
April 11, 1997

                            CASULL ARMS CORPORATION
                          (A DEVELOPMENT STAGE ENTITY)

                                 BALANCE SHEET

                                                                                                      FEBRUARY 28,
                                                                                                          1997
                                                                                                      ------------
                                                      ASSETS
ASSETS:
    Cash and cash equivalents.......................................................................  $     52,285
    Accrued dividend receivable.....................................................................         8,000
                                                                                                      ------------
      Total current assets..........................................................................        60,285
Restricted cash.....................................................................................     2,160,000
Restricted investments..............................................................................     1,242,500
Deferred registration costs.........................................................................       130,181
                                                                                                      ------------
      Total assets..................................................................................  $  3,592,966
                                                                                                      ------------
                                                                                                      ------------

                          LIABILITIES, REDEEMABLE COMMON STOCK AND STOCKHOLDERS' DEFICIT
LIABILITIES:
    Accrued expenses................................................................................  $     66,822
                                                                                                      ------------
      Total current liabilities.....................................................................        66,822
Payable to director.................................................................................       242,500
                                                                                                      ------------
REDEEMABLE COMMON STOCK, 1,133,333 shares of Common Stock designated with redemption feature issued
  and outstanding...................................................................................     3,400,000

STOCKHOLDERS' DEFICIT:
    Preferred stock, $0.01 par value, 1,000,000 shares authorized, no shares issued and
      outstanding...................................................................................       --
    Common stock, $0.01 par value, 10,000,000 shares authorized, 573,750 (excluding 1,133,333 shares
      of Redeemable Common Stock) shares issued and outstanding.....................................         5,738
    Additional paid in capital......................................................................        51,637
    Deficit accumulated during the development stage................................................      (173,731)
                                                                                                      ------------
    Stockholders' deficit...........................................................................      (116,356)
Commitments and contingencies (Note 5)..............................................................       --
                                                                                                      ------------
      Total liabilities, redeemable common stock and stockholders' deficit..........................  $  3,592,966
                                                                                                      ------------
                                                                                                      ------------

   The accompanying notes are an integral part of these financial statements.

                            CASULL ARMS CORPORATION
                          (A DEVELOPMENT STAGE ENTITY)

                            STATEMENT OF OPERATIONS

              FOR THE PERIOD JULY 23, 1996 (DATE OF INCORPORATION)
                           THROUGH FEBRUARY 28, 1997

Revenues........................................................................  $  --
Expenses:
    General and administrative expenses.........................................    204,764
                                                                                  ---------
Other income:
    Interest and dividend income................................................     31,033
                                                                                  ---------
Net loss........................................................................  $(173,731)
                                                                                  ---------
                                                                                  ---------
Net loss per common share.......................................................  $    (.11)
                                                                                  ---------
                                                                                  ---------
Weighted average number of common shares outstanding............................  1,542,288
                                                                                  ---------
                                                                                  ---------

   The accompanying notes are an integral part of these financial statements.

                            CASULL ARMS CORPORATION
                          (A DEVELOPMENT STAGE ENTITY)

         STATEMENT OF REDEEMABLE COMMON STOCK AND STOCKHOLDERS' DEFICIT

              FOR THE PERIOD JULY 23, 1996 (DATE OF INCORPORATION)
                           THROUGH FEBRUARY 28, 1997

                                                                                STOCKHOLDERS' DEFICIT
                                                           ---------------------------------------------------------------
                                                                                                  DEFICIT
                                       REDEEMABLE                                               ACCUMULATED
                                      COMMON STOCK             COMMON STOCK        ADDITIONAL    DURING THE
                                -------------------------  ---------------------    PAID-IN     DEVELOPMENT
                                  SHARES        AMOUNT       SHARES     AMOUNT      CAPITAL        STAGE         TOTAL
                                -----------  ------------  ----------  ---------  ------------  ------------  ------------
Issuance of stock on August 7,
  1996 to Initial Stockholders
  for cash....................      --            --          573,750  $   5,738  $     51,637       --       $     57,375
Issuance of stock in October,
  1996 to Private Placement
  Stockholders for stock......      333,333  $  1,000,000      --         --           --            --            --
Issuance of stock in October,
  1996 to Private Placement
  Stockholders for cash.......      800,000     2,400,000      --         --           --            --            --
Net loss for the period July
  23, 1996 (date of
  incorporation) through
  February 28, 1997...........      --            --           --         --           --        $ (173,731)      (173,731)
                                -----------  ------------  ----------  ---------  ------------  ------------  ------------
Balance at February 28,
  1997........................    1,133,333  $  3,400,000     573,750  $   5,738  $     51,637   $ (173,731)  $   (116,356)
                                -----------  ------------  ----------  ---------  ------------  ------------  ------------
                                -----------  ------------  ----------  ---------  ------------  ------------  ------------

   The accompanying notes are an integral part of these financial statements.

                            CASULL ARMS CORPORATION
                          (A DEVELOPMENT STAGE ENTITY)

                            STATEMENT OF CASH FLOWS

              FOR THE PERIOD JULY 23, 1996 (DATE OF INCORPORATION)
                           THROUGH FEBRUARY 28, 1997

Cash flows from operating activities:
  Net loss......................................................................  $ (173,731)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Changes in assets and liabilities:
      Deferred registration costs...............................................    (130,181)
      Accrued dividend receivable...............................................      (8,000)
      Accrued expenses..........................................................      66,822
                                                                                  ----------
    Net cash used in operating activities.......................................    (245,090)
                                                                                  ----------

Cash flows from financing activities:
  Proceeds from issuance of common stock........................................   2,457,375
  Restriction on proceeds received from issuance of common stock................  (2,160,000)
                                                                                  ----------
    Net cash provided by financing activities...................................     297,375
                                                                                  ----------
    Net increase in cash and cash equivalents at end of period..................  $   52,285
                                                                                  ----------
                                                                                  ----------

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES

    During the period, Casull Arms Corporation issued Common Stock in exchange for investment securities with an estimated fair market value of $1,242,500 at February 28, 1997.

   The accompanying notes are an integral part of these financial statements.

                            CASULL ARMS CORPORATION
                          (A DEVELOPMENT STAGE ENTITY)

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND OPERATIONS

    Casull Arms Corporation (the "Company") was incorporated in the State of Delaware on July 23, 1996 for the purpose of manufacturing and selling unique, high quality firearms. In August 1996, the Company issued an aggregate of 573,750 shares of Common Stock for an aggregate purchase price of $57,375 or $0.10 per share. In October 1996, the Company issued an aggregate of 1,133,333 shares of Common Stock for an aggregate purchase price of $3,400,000 or $3.00 per share. Proceeds received from the October 1996 Common Stock issuance are subject to certain restrictions (See Note 2). The Company is currently in the development stage, and in the process of raising capital. All activity of the Company to date relates to its formation and proposed financing.

    The Company's ability to commence operations is contingent upon obtaining adequate financial resources through a contemplated public offering (the "Proposed Offering") or financing. Note 3 discusses the details of the Proposed Offering.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    CASH EQUIVALENTS: The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

    RESTRICTED CASH: Under the terms of the Company's October 1996 Common Stock issuance, the Company has agreed that it will not use more than 10% of the proceeds of such issuance to effect its business objectives until it raises an additional $5 million of equity capital. Initially, the Company was required to raise at least $5 million of additional equity capital on or before March 31, 1997, or the stockholders who purchased shares in October 1996 would have had the right to sell their shares back to the Company for at least 90% of the amounts paid. In March 1997, the Company received written waivers from these stockholders extending the term to raise at least $5 million in additional equity capital until May 31, 1997. The Company has reflected 90% of the proceeds of the October 1996 Common Stock issuance as restricted cash.

    RESTRICTED INVESTMENTS: Restricted investments represent marketable securities (the "Securities") received in exchange for shares issued by the Company in October 1996. Under the terms of its agreement with the stockholder, the Company has agreed that it will not sell the Securities until the Company raises an additional $5 million of equity capital. Initially, the Company was required to raise at least $5 million of additional equity capital on or before March 31, 1997, or the stockholder would have had the right to sell his shares back to the Company for at least 90% of the amount subscribed. In March 1997, the Company received a written waiver from the Stockholder extending the term to raise at least $5 million in additional equity capital until May 31, 1997. Restricted investments are carried at quoted market price (See Note 5).

    NET LOSS PER COMMON SHARE: Net loss per common share is computed based upon the weighted average number of shares outstanding for the period. Pursuant to the requirements of the Securities and Exchange Commission, shares issued by the Company within one year of the date of the initial public offering at prices below the proposed offering price have been included in the calculation of weighted average shares outstanding as if they were outstanding for all periods using the treasury stock method.

    USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

                            CASULL ARMS CORPORATION
                          (A DEVELOPMENT STAGE ENTITY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) amounts of some assets and liabilities and, in some instances, the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying value of cash equivalents, and accounts payable and accrued expenses approximates fair value due to the relatively short maturity of these instruments.

3. PROPOSED PUBLIC OFFERING OF SECURITIES

    The Proposed Public Offering of Securities (the "Proposed Offering") calls for the Company to offer for public sale a minimum of 400,000 (the "Minimum Offering") and a maximum of 1,400,000 (the "Maximum Offering") units (the "Units"), each Unit consisting of one share of the Company's Common Stock, $0.01 par value, and one Redeemable Common Stock Purchase Warrant (the "Warrants"), each Warrant entitling the holder to purchase from the Company one share of Common Stock at an exercise price of 100% of the initial public offering price commencing on the first day of the thirteenth calendar month after the date of the Prospectus (the "Effective Date") and ending five years from the Effective Date. Commencing one year after the Effective Date, the Warrants will be subject to redemption by the Company upon 30 days notice, at a price of $0.05 per Warrant, only in the event that the reported closing bid price of the Common Stock is at least 150% of the initial public offering price per share of Common Stock for any twenty trading days within a period of thirty consecutive trading days ending on the fifth trading day prior to the notice of redemption.

    In connection with the Proposed Offering, the Company intends to pay additional compensation to the representatives (the "Representatives") of the Placement Agent of the Proposed Offering, in the form of (i) a non-accountable expense allowance of 3% of the gross proceeds of the Proposed Offering and (ii) warrants to purchase up to 140,000 shares of Common stock and/or 140,000 warrants (the "Representative's Warrants"), at an exercise price of 120% of the initial public offering price per share of Common Stock and per Warrant, respectively. The Representative's Warrants will be exercisable for a period of four years commencing on the first day of the thirteenth calendar month after the Effective Date.


    If the Proceeds of the Proposed Offering are less than $5 million, the Company will need to receive a waiver of the $5 million threshold from the Redeemable Common Stockholders, or the Redeemable Common Stockholders will have the right to sell their shares back to the Company for at least 90% of the amounts paid. Additionally, if the Closing of the Proposed Offering does not occur on or before May 31, 1997, the Company will need to receive a waiver of the May 31, 1997 deadline from the Redeemable Common Stockholders, or the Redeemable Common Stockholders will have the right to sell their shares back to the Company for at least 90% of the amounts paid.


    As of February 28, 1997, the Company had incurred $130,181 of deferred registration costs relating principally to professional fees and registration expenses incurred in connection with the Proposed Offering. Upon consummation of the Proposed Offering, these costs as well as additional expenses to be incurred will be charged to equity. Should the Proposed Offering prove to be unsuccessful, these costs will be charged to operations.

4. CAPITAL STOCK

    The Company's Certificate of Incorporation authorizes the issuance of 10,000,000 shares of Common Stock. Upon completion of the Proposed Maximum Offering (assuming no exercise of the Representative's

                            CASULL ARMS CORPORATION
                          (A DEVELOPMENT STAGE ENTITY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4. CAPITAL STOCK (CONTINUED)
Warrants), there will be 5,192,917 authorized but unissued shares of Common Stock available for issuance (after reserving 1,700,000 shares for the issuance of Common Stock in connection with the Warrants and for future grants under the Company's Stock Option Plan). The Company's Board of Directors has the power to issue any or all of the authorized but unissued Common Stock without stockholder approval. To the extent that additional shares of Common Stock are issued, dilution to the interests of the Company's stockholders participating in the Proposed Offering may occur.

    Initially, stockholders who purchased shares in the October 1996 Common Stock issuance had the right to sell their shares back to the Company for at least 90% of the amount paid therefor if the Company did not raise at least $5 million of additional equity capital on or before March 31, 1997. In March 1997, the Company received written waivers from these stockholders, extending the term to raise at least $5 million in additional equity capital until May 31, 1997. Shares issued in the October 1996 Common Stock issuance are reflected in the February 28, 1997 balance sheet as Redeemable Common Stock.

    The Board of Directors of the Company is empowered, without stockholder approval, to issue up to 1,000,000 shares of Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock.

5. RELATED PARTY TRANSACTIONS

    In connection with its issuance of shares of Common Stock in October 1996, the Company received payment from a director in the form of marketable securities (the "restricted investments") for 333,333 shares of Common Stock at a subscription price of $1,000,000. The market value of the restricted investments received at that date approximated $1,090,000. The restricted investments cannot be sold by the Company until the Effective Date of the Proposed Offering. If the Proposed Offering is successful and results in at least $5 million in additional equity capital on or before May 31, 1997, the Company intends to sell the restricted investments in an open market. If the Company does not raise at least $5 million in additional equity capital on or before May 31, 1997 the Company will need to receive a waiver of the $5 million threshold and/or the May 31, 1997 deadline or the Stockholder will have the right to sell his shares back to the Company for at least 90% of the amount paid.

    If the Company is successful in raising at least $5 million in additional equity capital on or before May 31, 1997 and sells the restricted investments in an open market, any excess of proceeds received from the sale over $1,000,000 will be refunded to the director; any deficit between the proceeds and $1,000,000 will be paid to the Company by the director in cash. If the Company is not sucessful in raising at least $5 million in additonal equity capital on or before May 31, 1997 or in obtaining the necessary waivers, the Stockholder will have the right to sell his shares back to the Company for at least 90% of the amount paid, plus receive any excess of proceeds from the sale of the restricted investments over $1,000,000. At February 28, 1997 the Company had recorded a liability to the director of $242,500 which represents the excess of the market value of the restricted investments over $1,000,000.

    Two of the Company's directors are officers and directors of FH Capital Advisors, Inc. ("FH Capital"). On December 1, 1996, the Company and FH Capital entered into a management agreement whereby FH Capital will receive $5,000 per month, beginning upon the closing of the Proposed Offering, for financial consulting services. The agreement with FH Capital is cancellable by the Company on 30 days written notice.

                            CASULL ARMS CORPORATION
                          (A DEVELOPMENT STAGE ENTITY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5. RELATED PARTY TRANSACTIONS (CONTINUED)
    The Company has entered into the License Agreement with the Chief Executive Officer of the Company, for the rights to use certain intellectual property developed by him. Under terms of the agreement, the Company will pay to the Chief Executive Officer a royalty, beginning upon the closing of the Proposed Offering, of 5% of the Company's revenues subject to an annual minimum of $40,000 and an annual maximum of $400,000. This royalty is payable to the Chief Executive Officer for ten years from the date of the first royalty payment or until his death, whichever is later, however, if the Chief Executive Officer's wife should survive him, royalty payments shall continue until the earlier of ten years from the date of the first royalty payment or her death. In the event that the Chief Executive Officer's employment with the Company is terminated, royalty payments will be adjusted to a minimum of $120,000 and a maximum of $500,000.

    Immediately upon closing of the Proposed Offering, the Company intends to purchase land from a director which will serve as the site for the manufacturing facility.

6. STOCK OPTION PLAN

    The Company has reserved 300,000 shares of Common Stock for issuance under its stock option plan (the "Plan"). Officers, directors, employees and consultants to the Company are eligible to receive options (the "Options") under the plan. There were no such Options issued or outstanding at February 28, 1997.

    The Plan provides for Options that are intended to qualify either as incentive stock options ("ISO") within the meaning of Section 422 of the Internal Revenue Code of 1986 (the "Code"), as amended, or as non-qualified stock options ("NQO") which are not subject to special tax treatment under the Code.

    The exercise price for ISO's granted under the Plan must be at least equal to the fair market value of the stock subject to the option on the date of grant or, in the case of ISO's granted to the holder of 10% or more of the Company's Common Stock, at least 110% of the fair market value of such shares on the date of the grant. The exercise price of all NQO's granted under the Plan shall be determined by the Plan Administrator. The maximum exercise period for which the Options may be granted is ten years from the date of the grant (five years in the case of ISO's granted to an individual owning more than 10% of the Company's Common Stock).

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    8
Use of Proceeds...........................................................   15
Dividend Policy...........................................................   15
Dilution..................................................................   16
Capitalization............................................................   18
Selected Financial Data...................................................   19
Management's Discussion and Analysis or Plan of Operation.................   20
Business..................................................................   23
Management................................................................   31
Principal Stockholders....................................................   35
Certain Transactions......................................................   35
Description of Securities.................................................   37
Shares Eligible for Future Sale...........................................   39
Plan of Distribution......................................................   41
Legal Matters.............................................................   43
Experts...................................................................   43
Additional Information....................................................   43
Index to Financial Statements.............................................  F-1


                            ------------------------

    UNTIL           , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                     [LOGO]

                        MINIMUM OFFERING OF 400,000 AND
                              MAXIMUM OFFERING OF
                        1,400,000 SHARES OF COMMON STOCK
                            AND 1,400,000 REDEEMABLE
                         COMMON STOCK PURCHASE WARRANTS
          (AS UNITS, EACH UNIT CONSISTING OF ONE SHARE OF COMMON STOCK
                                AND ONE WARRANT)

                             ---------------------

                                   PROSPECTUS

                             ---------------------


                              NATIONAL SECURITIES
                                  CORPORATION
                                  MAY   , 1997


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 102(b) of the Delaware General Corporations Law (the "DGCL") permits a provision in the certificate of incorporation of each corporation organized thereunder eliminating or limiting, with certain exceptions, the personal liability of a director to the corporation or its stockholders for monetary damages for certain breaches of fiduciary duty as a director. The Certificate of Incorporation of the Registrant eliminates the personal liability of directors to the fullest extent permitted by the DGCL.

    Section 145 of the DGCL ("Section 145"), in summary, empowers a Delaware corporation, within certain limitations, to indemnify its officers, directors, employees and agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by them in connection with any nonderivative suit or proceeding, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to a criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

    With respect to derivative actions, Section 145 permits a corporation to indemnify its officers, directors, employees and agents against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit, provided such person meets the standard of conduct described in the preceding paragraph, except that no indemnification is permitted in respect of any claim where such person has been found liable to the corporation, unless the Court of Chancery or the court in which such action or suit was brought approves such indemnification and determines that such person is fairly and reasonably entitled to be indemnified.

    Reference is made to Article Eight of the Certificate of Incorporation of the Registrant for the provisions which the Registrant has adopted relating to indemnification of officers, directors, employees and agents, which provides for the indemnification of such persons to the full extent permitted by Delaware law.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

    Reference is also made to Section 8(b) of the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement which provides for the indemnification of the Company, its controlling persons, directors and certain of its officers by the Underwriters against certain liabilities, including liabilities under the securities laws.

    Prior to the close of this Offering, the Registrant will have purchased directors' and officers' liability insurance.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The estimated expenses to be incurred in connection with the offering are as follows:

SEC registration fee..............................................  $   8,060
NASD filing fee...................................................  $   3,160
NASDAQ listing fee................................................  $   8,107
Blue Sky expenses and legal fees..................................  $  40,000
Printing and engraving expenses...................................  $  60,000
Registrar and transfer agent fees and expenses....................  $   7,000
Accounting fees and expenses......................................  $  40,000
Legal fees and expenses...........................................  $ 150,000
Miscellaneous fees and expenses...................................  $  33,673
                                                                    ---------
TOTAL.............................................................  $ 350,000
                                                                    ---------
                                                                    ---------

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

                                                                  AGGREGATE
     CLASS OF          DATE OF        TITLE OF         NUMBER      PURCHASE        FORM OF
    PURCHASERS          SALE         SECURITIES       OF SHARES     PRICE       CONSIDERATION
-------------------  -----------  -----------------  -----------  ----------  -----------------
14 Founders              8/7/96     Common Stock        573,750   $   57,375        Cash
10 Investors           10/21/96     Common Stock        800,000    2,400,000        Cash
1 Investor             10/21/96     Common Stock        333,333    1,000,000    Common Stock

    The sales of all of the aforementioned securities were made in reliance upon the exemption from the registration provisions of the Act afforded by section 4(2) thereof and/or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. To the best of the Registrant's knowledge, the purchasers of the securities described above acquired them for their own account and not with the view to any distribution thereof to the public. The Registrant did not engage a placement agent for sale of any of the aforementioned securities.

ITEM 27. EXHIBITS.

    The following exhibits are filed as part of this Registration Statement:


  EXHIBIT
  NUMBER     DESCRIPTION OF DOCUMENT
-----------  --------------------------------------------------------------------------------------------------------

       1     Form of Placement Agent Agreement

       3.1   Certificate of Incorporation, as amended*

       3.2   By-Laws of the Registrant*

       4.1   Form of Redeemable Warrant Agreement to be entered into between Registrant and Continental Stock
             Transfer & Trust Co., including form of Redeemable Warrant Certificate*

       4.2   Form of Placement Agent's Warrant Agreement including Form of Placement Agent's Warrant*

       4.3   Specimens of Registrant's Common Stock and Redeemable Warrant Certificate*

       5     Opinion and Consent of Camhy Karlinsky & Stein LLP

      10.1   1996 Stock Option Plan*

      10.2   License Agreement between Registrant and Richard J. Casull*

      10.3   Management Agreement between Registrant and FH Capital Advisors, Inc.*

      11.1   Statement re: computation of per share earnings*

      23.1   Consent of Camhy Karlinsky & Stein LLP--included in Exhibit 5

      23.2   Consent of Price Waterhouse LLP

      23.3   Consent of Professor Michael Darling*

      24.1   Power of Attorney (contained on page II-5 of this Registration Statement)*

      99.1   Escrow Agreement by and among the Registrant, the Placement Agent and the Escrow Agent.*


------------------------

*   Previously filed

ITEM 28. UNDERTAKINGS.

    The Registrant hereby undertakes to provide to the Placement Agent at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    The Registrant has agreed to indemnify the Placement Agent and its officers, directors, partners, employees, agents and controlling persons as to any losses, claims, damages, expenses or liabilities arising out of any untrue statement or omission of a material fact contained in the registration statement. The Placement Agent has agreed to indemnify the Registrant and its directors, officers and controlling persons as to any losses, claims, damages, expenses or liabilities arising out of any untrue statement or omission in the registration statement based on information relating to the Placement Agent furnished by it for use in connection with the registration statement.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

    In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The Registrant hereby also undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

    (5) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES


    In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and has authorized this Registration Statement to be signed on its behalf by the undersigned in the City of Jackson, State of Wyoming on May 7, 1997.


                                CASULL ARMS CORPORATION

                                BY:             /S/ ALLAN R. TESSLER
                                     -----------------------------------------
                                                  Allan R. Tessler
                                               CHAIRMAN OF THE BOARD

                               POWER OF ATTORNEY

    In accordance with the requirements of the Securities Act of 1933, this Registration Statement on Form SB-2 has been signed below by the following persons in the capacities and on the dates stated:


          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

     /s/ ALLAN R. TESSLER
------------------------------  Chairman of the Board            May 7, 1997
       Allan R. Tessler
                                Chief Executive Officer,
              *                 Chief Operating
------------------------------  Officer and Director             May 7, 1997
      Richard J. Casull         (Principal
                                Executive Officer)
                                President, Chief Financial
              *                 Officer and
------------------------------  Director (Principal              May 7, 1997
        David M. Myers          Financial and
                                Principal Accounting
                                Officer)
              *
------------------------------  Director                         May 7, 1997
       David R. Markin
              *
------------------------------  Director                         May 7, 1997
      Andrea L. Tessler
              *
------------------------------  Director                         May 7, 1997
        Marshall Kiev



*   Attorney in fact


     /s/ ALLAN R. TESSLER
------------------------------                                   May 7, 1997
       Allan R. Tessler

                                 EXHIBIT INDEX


  EXHIBIT
  NUMBER                                        DESCRIPTION OF DOCUMENT                                        PAGE NO.
-----------  ----------------------------------------------------------------------------------------------  -------------

       1     Form of Placement Agent Agreement

       3.1   Certificate of Incorporation, as amended*

       3.2   By-Laws of the Registrant*

       4.1   Form of Redeemable Warrant Agreement to be entered into between Registrant and Continental
             Stock Transfer & Trust Co., including form of Redeemable Warrant Certificate*

       4.2   Form of Placement Agent's Warrant Agreement including Form of Placement Agent's Warrant*

       4.3   Specimens of Registrant's Common Stock and Redeemable Warrant Certificate*

       5     Opinion and Consent of Camhy Karlinsky & Stein LLP

      10.1   1996 Stock Option Plan*

      10.2   License Agreement between Registrant and Richard J. Casull*

      10.3   Management Agreement between Registrant and FH Capital Advisors, Inc.*

      11.1   Statement re: computation of per share earnings*

      23.1   Consent of Camhy Karlinsky & Stein LLP--included in Exhibit 5

      23.2   Consent of Price Waterhouse LLP

      23.3   Consent of Professor Michael Darling*

      24.1   Power of Attorney (contained on page II-5 of this Registration Statement)*

      99.1   Escrow Agreement by and among the Registrant, the Placement Agent and the Escrow Agent.*


------------------------

*   Previously Filed.